Dreyfus Premier Yield Advantage Fund

SEMIANNUAL REPORT January 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Yield Advantage Fund, covering the six-month period from August 1, 2004, through January 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager for the fund during the reporting period.

Despite a moderately growing economy and rising interest rates, the yield of the benchmark 10-year U.S. Treasury bond remained at relatively low levels over the reporting period, helping to support bond prices in the more interest-sensitive sectors of the U.S. fixed-income market. At the same time, bonds that tend to respond more to the credit quality of their issuers generally gained value as business conditions improved.

Can bonds continue to deliver positive results in 2005? While no one knows for sure, with interest rates rising and the economy gaining momentum, we believe that some areas of the fixed-income market are likely to be stronger than others. What's required for success, in our view, is strong fundamental research and keen professional judgement.

As always, we urge our shareholders to view the financial markets from a perspective measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
February 15, 2005



DISCUSSION OF FUND PERFORMANCE

How did Dreyfus Premier Yield Advantage Fund perform relative to its benchmark?

For the six-month period ended January 31, 2005, the fund achieved total returns of 1.16% for Class A shares, 0.78% for Class B shares, 1.16% for Class D shares, 1.17% for Class P shares and 1.04% for Class S shares.[1] In comparison, the Citigroup 1-Year Treasury Benchmark-on-the-Run Index, the fund's benchmark, achieved a total return of 0.49% for the same period.[2]

Rising short-term interest rates produced higher yields for short-term notes and bonds during the reporting period. The fund produced higher returns than its benchmark, primarily due to strong contributions from commercial mortgage-backed securities, corporate bonds and Treasury Inflation Protected Securities ("TIPS").

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital, with minimal changes in share price. To pursue its goal, the fund invests only in investment-grade fixed-income securities of U.S. and foreign issuers or the unrated equivalent as determined by Dreyfus. This may include: U.S. government bonds and notes; corporate bonds; municipal bonds; convertible securities; preferred stocks; inflation-indexed securities; asset-backed securities; mortgage-related securities (including CMOs) and foreign bonds.

To help reduce share price fluctuations, the fund seeks to keep the average effective duration of its overall portfolio at one year or less, and the fund may invest in securities with effective final maturities of any length.

The fund may also engage in risk management techniques, including short sales, futures contracts, swap agreements and other derivatives, in seeking to reduce share price volatility, increase income and otherwise manage the fund's exposure to investment risks. The fund will focus primarily on U.S. securities, but may invest up to 10% of its total assets in fixed-income securities of foreign issuers.

What other factors influenced the fund's performance?

The U.S. economy appeared to hit a soft patch during the summer of 2004 as political uncertainty, sluggish labor markets and the insurgency in Iraq took their toll. Nonetheless, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates, increasing the overnight federal funds rate four times from 1.25% to 2.25%. During the second half of the reporting period, the U.S. economy showed signs of more sustainable expansion as a cloud of economic uncertainty dissipated after the resolution of the contentious presidential election. It later was estimated that U.S. gross domestic product expanded at a 3.1% annualized rate during the fourth quarter of 2004 and by 4.4% for 2004 overall.

Historically, longer-term bond yields typically have risen when the Fed has increased short-term interest rates. This time proved to be an exception, and the yield of the benchmark 10-year U.S. Treasury bond declined modestly over the reporting period. That's primarily because inflationary pressures remained persistently low at the same time that demand for high-quality U.S. bonds rose from overseas investors, including central banks in Asia. However, most of the short-duration securities in which the fund primarily invests saw their yields rise along with short-term interest rates.

The fund enjoyed especially strong contributions from its holdings of short-duration commercial mortgage-backed securities, which gained value as the economy recovered, business conditions improved and demand for commercial office and retail space remained strong. The fund also participated in attractive returns provided during the reporting period by short-term corporate bonds, which gained value as issuers strengthened their balance sheets and enhanced earnings, and TIPS, which benefited from stronger economic growth and intensifying inflation concerns toward the reporting period's end.

In response to these inflation concerns, we reduced the fund's holdings of commercial mortgages, corporate securities and TIPS after they became more fully valued, redeploying assets to low-duration, nominal U.S. Treasury securities.

What is the fund's current strategy?

Effective January 31, 2005, Laurie Carroll became primary portfolio manager of the fund. Johnson Moore was appointed as an additional portfolio manager. Ms. Carroll also is the Director of Index and Short Duration Strategies, overseeing the development of and strategy for all index and short-duration portfolios for Standish Mellon Asset Management, LLC — an affiliate of Dreyfus. Mr. Moore is the Associate Director for Short Duration Strategies, and Senior Portfolio Manager for all short-duration portfolios at Standish Mellon. Each manages the fund under a dual-employee relationship with Dreyfus, using the proprietary investment processes of Standish Mellon, and will manage the fund accordingly.

February 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class S shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through July 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Citigroup 1-Year Treasury Benchmark-on-the-Run Index is an unmanaged index generally representative of the average yield on 1-year U.S. Treasury bills. The index does not take into account charges, fees and other expenses. Total return is calculated on a month-end basis.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Yield Advantage Fund from August 1, 2004 to January 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended January 31, 2005

	Class A	Class B	Class D	Class P	Class S
Expenses paid per $1,000†	$ 4.06	$ 7.84	$ 4.06	$ 4.06	$ 5.32
Ending value (after expenses)	$1,011.60	$1,007.80	$1,011.60	$1,011.70	$1,010.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended January 31, 2005

	Class A	Class B	Class D	Class P	Class S
Expenses paid per $1,000†	$ 4.08	$ 7.88	$ 4.08	$ 4.08	$ 5.35
Ending value (after expenses)	$1,021.17	$1,017.39	$1,021.17	$1,021.17	$1,019.91

† *Expenses are equal to the fund's annualized expense ratio of .80% for Class A, 1.55% for Class B, .80% for Class D, .80% for Class P and 1.05% for Class S; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

January 31, 2005 (Unaudited)

Bonds and Notes−38.6%	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Home Equity Loans−.4%		
AAMES Mortgage Trust, Ser. 1998-C, Cl. A2A, 5.912%, 2028	326,053	325,911
Conseco Finance Securitizations, Ser. 2001-D, Cl. A4, 5.53%, 2032	464,569	473,318
		799,229
Automotive−6.7%		
Ford Motor Credit, Notes, 7.5%, 2005	2,925,000	2,939,827
GMAC, Notes, 3.61%, 2007	3,764,000 [a]	3,701,160
General Motors, Notes, 6.25%, 2005	3,500,000	3,515,400
Johnson Controls, Notes, 2.56%, 2005	2,315,000 [a]	2,316,600
		12,472,987
Banking−3.6%		
Abbey National, Sub. Notes, 6.69%, 2005	4,000,000	4,088,148
Washington Mutual, Sr. Notes, 7.25%, 2005	2,500,000	2,553,253
		6,641,401
Cable/Media−1.7%		
TCI Communications, Sr. Notes, 8%, 2005	3,145,000	**3,217,910**
Financial Services−4.8%		
CIT, Notes, 2.53%, 2007	2,500,000 [a]	2,505,137
Countrywide Home Loan, Notes, Ser. F, 6.7%, 2005	4,000,000	4,016,424
General Electric Capital, Notes, Ser. A, 2.85%, 2006	2,500,000	2,490,242
		9,011,803
Foreign/Governmental−1.6%		
United Mexican States, Notes, Ser. A, 3.33%, 2009	3,000,000 [a]	**3,047,250**
Health Care−1.5%		
Boston Scientific, Notes, 6.625%, 2005	2,730,000	**2,742,037**

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Oil & Gas–2.2%		
Atmos Energy,		
Notes, 3.035%, 2007	2,822,000 [a]	2,823,767
Ocean Energy,		
Sr. Notes, 4.375%, 2007	1,279,000	1,293,382
		4,117,149
Real Estate Investment Trusts–.6%		
New Plan Excel Realty Trust,		
Sr. Notes, 7.75%, 2005	1,120,000	**1,128,108**
Residential Mortgage Pass-Through Ctfs.–3.1%		
Countrywide Alternative Loan Trust,		
Ser. 2004-7T1, Cl. A1, 5.75%, 2034	5,658,448	5,754,187
Residential Asset Mortgage Products,		
Ser. 2002-SL1, Cl. AI1, 7%, 2032	47,646	47,718
		5,801,905
Telecommunications–2.2%		
British Telecommunications,		
Notes, 7.875%, 2005	4,000,000 [a]	**4,153,268**
U.S. Government–1.2%		
U.S. Treasury Notes,		
3%, 11/15/2007	2,216,000 [b]	**2,193,308**
U.S. Government Agencies/Mortgage-Backed–5.0%		
Federal Home Loan Mortgage Corp.:		
REMIC Trust, Gtd. Multiclass Mortgage Participation Ctfs.,		
Ser. 2535, Cl. PL, 4%, 6/15/2029	1,739,031	1,739,167
Structured Pass-Through Securities,		
Ser. H005, Cl. A2, 2.55%, 8/15/2007	1,671,075	1,661,374
Federal National Mortgage Association:		
REMIC Trust, Gtd. Pass-Through Ctfs.:		
Ser. 2002-55, Cl. GD, 5.5%, 11/25/2015	1,625,881	1,636,849
Ser. 2003-49, Cl. JE, 3%, 4/25/2033	2,800,048	2,688,449
Government National Mortgage Association I,		
Ser. 2002-52, Cl. AG, 6%, 9/20/2029	1,478,882	1,490,508
		9,216,347
Utilities/Gas & Electric–4.0%		
Appalachian Power,		
Notes, 2.86%, 2007	1,125,000 [a]	1,126,768
Duke Energy,		
Sr. Notes, Ser. B, 2.89%, 2005	2,000,000 [a]	2,003,988
FPL Group Capital,		
Notes, 2.85%, 2005	2,450,000 [a]	2,450,573

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Utilities/Gas & Electric (continued)		
TXU Energy,		
Notes, 3.42%, 2006	1,947,000 [a,c]	1,952,633
		7,533,962
Total Bonds and Notes (cost $72,465,690)		**72,076,664**

Other Investments—25.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $46,600,000)	46,600,000 [d]	**46,600,000**

Short-Term Investments—18.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1.94%, 3/3/2005	28,200,000	28,149,804
2.17%, 3/10/2005	6,000,000	5,986,860
Total Short-Term Investments (cost $34,141,158)		**34,136,664**

Total Investments (cost $153,206,848)	**81.9%**	**152,813,328**
Cash and Receivables (Net)	**18.1%**	**33,738,602**
Net Assets	**100.0%**	**186,551,930**

a *Variable rate security—interest rate subject to periodic change.*
b *Partially held by a broker as collateral for open financial futures positions.*
c *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid by the Board of Directors. At January 31, 2005, this security amounted to $1,952,633 or 1.0% of net assets.*
d *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Short-Term/ Money Market Investments	43.3	Mortgage/Asset Backed Securities	3.5
Corporate Bonds	27.3	Foreign/Governmental	1.6
U.S. Government/Agency securities	6.2	Futures contracts	.0
			81.9

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

January 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2005 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	102	11,451,094	March 2005	50,203
Financial Futures Short				
U.S. Treasury 2 Year Notes	54	11,289,375	March 2005	1,469
				51,672

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

January 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
Unaffiliated issuers	106,606,848	106,213,328
Affiliated issuers	46,600,000	46,600,000
Cash		9,405,439
Receivable for investment securities sold		23,807,081
Interest receivable		901,432
Receivable for shares of Common Stock subscribed		37,129
Receivable for futures variation margin–Note 4		9,188
Prepaid expenses		22,221
		186,995,818
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		130,066
Payable for shares of Common Stock redeemed		247,877
Accrued expenses		65,945
		443,888
Net Assets ($)		**186,551,930**
Composition of Net Assets ($):		
Paid-in capital		198,732,258
Accumulated distributions in excess of investment income–net		(354,462)
Accumulated net realized gain (loss) on investments		(11,484,018)
Accumulated net unrealized appreciation (depreciation) on investments (including $51,672 net unrealized appreciation on financial futures)		(341,848)
Net Assets ($)		**186,551,930**

Net Asset Value Per Share

	Class A	Class B	Class D	Class P	Class S
Net Assets ($)	6,708,981	4,790,800	141,841,530	32,435,633	774,986
Shares Outstanding	3,401,283	2,445,158	72,561,952	16,557,245	395,501
Net Asset Value Per Share ($)	**1.97**	**1.96**	**1.95**	**1.96**	**1.96**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended January 31, 2005 (Unaudited)

Investment Income ($):	
Income:	
Interest	2,687,200
Dividends;	
Affiliated issuers	202,584
Income from securities lending	1,852
Total Income	**2,891,636**
Expenses:	
Management fee–Note 3(a)	529,947
Shareholder servicing costs–Note 3(c)	334,051
Registration fees	39,309
Distribution fees–Note 3(b)	22,637
Custodian fees–Note 3(c)	12,902
Professional fees	12,373
Prospectus and shareholders' reports	11,719
Directors' fees and expenses–Note 3(d)	3,736
Interest expense–Note 2	2,476
Miscellaneous	10,476
Total Expenses	**979,626**
Less–reduction in management fee due to undertaking–Note 3(a)	(105,728)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(148)
Net Expenses	**873,750**
Investment Income–Net	**2,017,886**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,721,339
Net realized gain (loss) on financial futures	(467,501)
Net realized gain (loss) on options transactions	(4,225)
Net Realized Gain (Loss)	**1,249,613**
Net unrealized appreciation (depreciation) on investments (including $193,406 net unrealized appreciation on financial futures)	(772,398)
Net Realized and Unrealized Gain (Loss) on Investments	**477,215**
Net Increase in Net Assets Resulting from Operations	**2,495,101**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004
Operations ($):		
Investment income—net	2,017,886	5,992,285
Net realized gain (loss) on investments	1,249,613	(6,838,723)
Net unrealized appreciation (depreciation) on investments	(772,398)	3,273,168
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,495,101**	**2,426,730**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A	(84,316)	(196,164)
Class B	(43,617)	(75,186)
Class D	(1,817,135)	(5,307,042)
Class P	(442,231)	(1,880,679)
Class S	(8,877)	(22,180)
Total Dividends	**(2,396,176)**	**(7,481,251)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A	1,771,812	7,292,038
Class B	808,928	4,442,659
Class D	17,122,423	119,607,617
Class P	9,040,513	89,956,479
Class S	57,260	167,151
Dividends reinvested:		
Class A	67,317	147,387
Class B	39,185	68,969
Class D	1,660,913	4,767,427
Class P	360,257	1,536,577
Class S	7,821	19,870
Cost of shares redeemed:		
Class A	(2,470,108)	(11,780,610)
Class B	(2,401,885)	(3,380,447)
Class D	(54,252,788)	(257,235,276)
Class P	(20,095,166)	(172,385,851)
Class S	(215,406)	(765,618)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(48,498,924)**	**(217,541,628)**
Total Increase (Decrease) in Net Assets	**(48,399,999)**	**(222,596,149)**
Net Assets ($):		
Beginning of Period	234,951,929	457,548,078
End of Period	**186,551,930**	**234,951,929**
Undistributed (distributions in excess of) investment income—net	(354,462)	23,828

	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	897,900	3,685,593
Shares issued for dividends reinvested	34,144	74,285
Shares redeemed	(1,254,080)	(5,943,597)
Net Increase (Decrease) in Shares Outstanding	**(322,036)**	**(2,183,719)**
Class B[a]		
Shares sold	413,531	2,252,897
Shares issued for dividends reinvested	20,027	35,007
Shares redeemed	(1,226,552)	(1,715,111)
Net Increase (Decrease) in Shares Outstanding	**(792,994)**	**572,793**
Class D		
Shares sold	8,767,233	60,692,419
Shares issued for dividends reinvested	850,994	2,425,769
Shares redeemed	(27,782,623)	(130,929,291)
Net Increase (Decrease) in Shares Outstanding	**(18,164,396)**	**(67,811,103)**
Class P		
Shares sold	4,625,342	45,543,345
Shares issued for dividends reinvested	184,120	779,176
Shares redeemed	(10,273,601)	(87,460,581)
Net Increase (Decrease) in Shares Outstanding	**(5,464,139)**	**(41,138,060)**
Class S		
Shares sold	29,214	84,438
Shares issued for dividends reinvested	3,997	10,081
Shares redeemed	(110,067)	(388,444)
Net Increase (Decrease) in Shares Outstanding	**(76,856)**	**(293,925)**

[a] *During the period ended January 31, 2005, 127,456 Class B shares representing $249,694 were automatically converted to 126,476 Class A shares and during the period ended July 31, 2004, 155,565 Class B shares representing $306,308 were automatically converted to 154,765 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.97	2.00	2.00
Investment Operations:			
Investment income−net[b]	.02	.03	.03
Net realized and unrealized gain (loss) on investments	.00[c]	(.02)	.01
Total from Investment Operations	.02	.01	.04
Distributions:			
Dividends from investment income−net	(.02)	(.04)	(.04)
Net asset value, end of period	1.97	1.97	2.00
Total Return (%)[d]	1.16[e]	.49	1.88[e]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.92[f]	.90	1.01[f]
Ratio of net expenses to average net assets	.80[f]	.80	.80[f]
Ratio of net investment income to average net assets	1.93[f]	1.61	1.48[f]
Portfolio Turnover Rate	103.95[e]	309.23	371.43
Net Assets, end of period ($ x 1,000)	6,709	7,339	11,802

[a] From November 1, 2002 (commencement of initial offering) to July 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.96	1.98	2.00
Investment Operations:			
Investment income–net[b]	.01	.02	.01
Net realized and unrealized gain (loss) on investments	.01	(.02)	.00[c]
Total from Investment Operations	.02	–	.01
Distributions:			
Dividends from investment income–net	(.02)	(.02)	(.03)
Net asset value, end of period	1.96	1.96	1.98
Total Return (%)[d]	.78[e]	.23	.29[e]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.66[f]	1.64	1.74[f]
Ratio of net expenses to average net assets	1.55[f]	1.55	1.55[f]
Ratio of net investment income to average net assets	1.17[f]	.77	.74[f]
Portfolio Turnover Rate	103.95[e]	309.23	371.43
Net Assets, end of period ($ x 1,000)	4,791	6,343	5,290

[a] *From November 1, 2002 (commencement of initial offering) to July 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Class D Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31,		
		2004	2003[a]	2002[b]
Per Share Data ($):				
Net asset value, beginning of period	1.95	1.98	2.01	2.00
Investment Operations:				
Investment income—net[c]	.02	.03	.04	.05
Net realized and unrealized gain (loss) on investments	.00[d]	(.02)	(.02)	.01
Total from Investment Operations	.02	.01	.02	.06
Distributions:				
Dividends from investment income—net	(.02)	(.04)	(.05)	(.05)
Net asset value, end of period	1.95	1.95	1.98	2.01
Total Return (%)	1.16[e]	.48	1.16	3.01[e]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.91[f]	.88	.85	.92[f]
Ratio of net expenses to average net assets	.80[f]	.80	.80	.75[f]
Ratio of net investment income to average net assets	1.92[f]	1.60	2.10	3.37[f]
Portfolio Turnover Rate	103.95[e]	309.23	371.43	96.09[e]
Net Assets, end of period ($ x 1,000)	141,842	177,228	313,644	342,499

[a] *The fund commenced offering five classes of shares on November 1, 2002. The existing shares were redesignated Class D shares.*

[b] *From November 15, 2001 (commencement of operations) to July 31, 2002.*

[c] *Based on average shares outstanding at each month end.*

[d] *Amount represents less than $.01 per share.*

[e] *Not annualized.*

[f] *Annualized.*

See notes to financial statements.

Class P Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.96	1.98	2.00
Investment Operations:			
Investment income—net[b]	.02	.03	.03
Net realized and unrealized gain (loss) on investments	.00[c]	(.01)	(.01)
Total from Investment Operations	.02	.02	.02
Distributions:			
Dividends from investment income—net	(.02)	(.04)	(.04)
Net asset value, end of period	1.96	1.96	1.98
Total Return (%)	1.17[d]	.98	.85[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.87[e]	.85	.86[e]
Ratio of net expenses to average net assets	.80[e]	.80	.80[e]
Ratio of net investment income to average net assets	1.93[e]	1.64	1.43[e]
Portfolio Turnover Rate	103.95[d]	309.23	371.43
Net Assets, end of period ($ x 1,000)	32,436	43,117	125,292

[a] *From November 1, 2002 (commencement of initial offering) to July 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

	Six Months Ended January 31, 2005	Year Ended July 31,	
Class S Shares	(Unaudited)	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.96	1.98	2.00
Investment Operations:			
Investment income—net[b]	.02	.03	.02
Net realized and unrealized gain (loss) on investments	.00[c]	(.02)	(.01)
Total from Investment Operations	.02	.01	.01
Distributions:			
Dividends from investment income—net	(.02)	(.03)	(.03)
Net asset value, end of period	1.96	1.96	1.98
Total Return (%)[d]	1.04[e]	.76	.65[e]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.23[f]	1.18	1.23[f]
Ratio of net expenses to average net assets	1.05[f]	1.05	1.05[f]
Ratio of net investment income to average net assets	1.68[f]	1.35	1.05[f]
Portfolio Turnover Rate	103.95[e]	309.23	371.43
Net Assets, end of period ($ x 1,000)	775	925	1,520

[a] From November 1, 2002 (commencement of initial offering) to July 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Yield Advantage Fund (the "fund") is a separate non-diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital with minimal changes in share price. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 900 million shares of $.001 par value Common Stock. The fund currently offers five classes of shares: Class A (100 million shares authorized), Class B (50 million shares authorized), Class D (500 million shares authorized), Class P (200 million shares authorized) and Class S (50 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B and Class S shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share and Class S share redemptions made within six years of purchase and Class B shares automatically convert to Class A shares after six years. Class D and Class P shares are sold at net asset value per share only to institutional investors. Class A shares purchased at net asset value (an investment of $250,000 or more) will have a CDSC imposed on redemptions made within eighteen months of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $4,941,555 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to July 31, 2004. If not applied, $3,308,447 of the carryover expires in fiscal 2011 and $1,633,108 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended July 31, 2004 was as follows: ordinary income $7,481,251. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the line of credit during the period ended January 31, 2005 was approximately $217,000, with a related weighted average annualized interest rate of 2.26%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from August 1, 2004 through July 31, 2005, that, if the aggregated expenses of the fund, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .55 of 1% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $105,728 during the period ended January 31, 2005.

During the period ended January 31, 2005, the Distributor retained $24 from commissions earned on sales of the fund's Class A shares and $3,667 and $3,650 from contingent deferred sales charges on redemptions of the fund's Class B and Class S shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class S shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B shares and .25 of

1% of the value of the average daily net assets of Class S shares. During the period ended January 31, 2005, Class B and Class S shares were charged $21,546 and $1,091, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class D, Class P and Class S shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class D, Class P and Class S shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended January 31, 2005, Class A, Class B, Class D, Class P and Class S shares were charged $9,228, $7,182, $199,346, $48,127 and $1,091, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended January 31, 2005, the fund was charged $41,066 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended January 31, 2005, the fund was charged $12,902 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $80,187, Rule 12b-1 distribution plan fees $3,267, shareholder services plan fees $40,093, custodian fees $3,215 and transfer agency per account fees $17,640, which are offset against an expense reimbursement currently in effect in the amount of $14,336.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended January 31, 2005, amounted to $181,937,860 and $343,002,086, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at January 31, 2005, are set forth in the Statement of Financial Futures.

At January 31, 2005, accumulated net unrealized depreciation on investments was $393,520, consisting of $74,771 gross unrealized appreciation and $468,291 gross unrealized depreciation.

At January 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus Premier
Yield Advantage Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0056SA0105

Dreyfus Premier Short Term Income Fund

SEMIANNUAL REPORT January 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Short Term Income Fund, covering the six-month period from August 1, 2004, through January 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager for the fund during the reporting period.

Despite a moderately growing economy and rising interest rates, the yield of the benchmark 10-year U.S. Treasury bond remained at relatively low levels over the reporting period, helping to support bond prices in the more interest-sensitive sectors of the U.S. fixed-income market. At the same time, bonds that tend to respond more to the credit quality of their issuers generally gained value as business conditions improved.

Can bonds continue to deliver positive results in 2005? While no one knows for sure, with interest rates rising and the economy gaining momentum, we believe that some areas of the fixed-income market are likely to be stronger than others. What's required for success, in our view, is strong fundamental research and keen professional judgement.

As always, we urge our shareholders to view the financial markets from a perspective measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
February 15, 2005



DISCUSSION OF FUND PERFORMANCE

How did Dreyfus Premier Short Term Income Fund perform relative to its benchmark?

For the six-month period ended January 31, 2005, the fund achieved total returns of 2.41% for Class A shares, 2.19% for Class B shares, 2.50% for Class D shares and 2.52% for Class P shares.[1] In comparison, the fund's benchmark, the Merrill Lynch Corporate and Government (1-5 years) Index (the "Index"), achieved a total return of 1.22% for the same period.[2]

Despite significantly higher interest rates, short-term bond prices declined and yields rose only modestly during the reporting period as inflationary pressures remained low and demand for U.S. fixed-income securities was supported by overseas investors. The fund produced higher returns than its benchmark, primarily due to strong contributions from securities that are not represented in the Index, including foreign bonds from emerging markets and Treasury Inflation Protected Securities ("TIPS").

What is the fund's investment approach?

The fund seeks to maximize total returns consisting of capital appreciation and current income. To pursue this goal, the fund invests at least 80% of its assets in fixed-income securities of U.S. or foreign issuers rated investment grade or the unrated equivalent as determined by Dreyfus. This may include: U.S. government bonds and notes; corporate bonds; municipal bonds; convertible securities; preferred stocks; inflation-indexed securities; asset-backed securities; mortgage-related securities (including CMOs) and foreign bonds. For additional yield, the fund may invest up to 20% of its assets in fixed-income securities rated below investment grade ("high yield" or "junk" bonds). Average effective maturity and average effective duration are kept at three years or less.

What other factors influenced the fund's performance?

The U.S. economy appeared to hit a soft patch during the summer of 2004 as political uncertainty, sluggish labor markets and the insurgency in Iraq took their toll. Nonetheless, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates, increasing the overnight federal funds rate four times from 1.25% to 2.25%. During the second half of the reporting period, the U.S. economy showed signs of more sustainable expansion when a cloud of economic uncertainty dissipated after the resolution of the contentious presidential election. It later was estimated that U.S. gross domestic product expanded at a 3.1% annualized rate during the fourth quarter of 2004 and by 4.4% for 2004 overall.

Historically, longer-term bond yields typically have risen when the Fed has increased short-term interest rates. This time proved to be an exception, however, as the yield of the benchmark 10-year U.S. Treasury bond declined modestly over the reporting period, primarily because inflationary pressures remained persistently low at the same time that demand for high-quality U.S. bonds rose from overseas investors, including central banks in Asia. As the yield differences between shorter- and longer-term bonds narrowed during the reporting period, yields of most short-term securities rose only modestly, helping them produce positive total returns for the reporting period.

The fund continued to enjoy strong contributions from shorter-term corporate bonds, which generally gained value as business conditions improved. The fund received especially strong results from bonds issued by companies in the oil and gas industry and from individual holdings that received credit-rating upgrades. The fund's relatively heavy exposure to mortgage-backed securities also helped boost returns when the mortgage-backed sector rallied as prepayment risk waned. However, the fund's strong relative performance was mainly the result of its investments in bonds that are not contained in the benchmark, including TIPS and bonds issued by foreign governments in the emerging markets. The recovering global economy and weakening U.S. dollar relative to other major currencies boosted the value of the fund's foreign bonds, while TIPS benefited from stronger economic growth and intensifying inflation concerns toward the reporting period's end.

In response to these inflation concerns, we gradually reduced the fund's average duration throughout the reporting period to a range we considered slightly shorter than industry averages. This strategy was designed to position the fund for the likelihood that short-term U.S. bond yields will rise more robustly in the months ahead. In addition, we also gradually reduced the fund's total holdings of emerging-markets bonds after they generally became more fully valued.

What is the fund's current strategy?

Effective January 31, 2005, Catherine Powers became primary portfolio manager of the fund. Christopher Pellegrino was appointed as an additional portfolio manager. Ms. Powers also is a Senior Portfolio Manager for Active Core Strategies, responsible for high-grade core and core-plus fixed-income strategies, with Standish Mellon Asset Management, LLC — an affiliate of Dreyfus. Mr. Pellegrino also is a Senior Portfolio Manager for Active Core Strategies, responsible for the management of high-grade core strategies, with Standish Mellon. Each manages the portfolio under a dual-employee relationship with Dreyfus, using the proprietary investment processes of Standish Mellon, and will manage the fund accordingly.

February 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charge imposed on redemptions in the case of Class B shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch Corporate and Government (1-5 years) Index is an unmanaged performance benchmark including U.S. government and fixed-coupon domestic investment-grade corporate bonds with maturities greater than or equal to one year and less than five years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Short Term Income Fund from August 1, 2004 to January 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended January 31, 2005

	Class A	Class B	Class D	Class P
Expenses paid per $1,000†	$ 4.59	$ 7.59	$ 4.49	$ 4.39
Ending value (after expenses)	$1,024.10	$1,021.90	$1,025.00	$1,025.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended January 31, 2005

	Class A	Class B	Class D	Class P
Expenses paid per $1,000†	$ 4.58	$ 7.58	$ 4.48	$ 4.38
Ending value (after expenses)	$1,020.67	$1,017.69	$1,020.77	$1,020.87

† *Expenses are equal to the fund's annualized expense ratio of .90% for Class A, 1.49% for Class B, .88% for Class D and .86% for Class P; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

January 31, 2005 (Unaudited)

Bonds and Notes−64.7%	Principal Amount [a]	Value ($)
Aerospace & Defense−1.5%		
RC Trust I,		
Notes, 3.5%, 2006	16,000,000	**8,355,008**
Agricultural−1.5%		
Altria,		
Notes, 7.2%, 2007	3,035,000	3,189,919
RJ Reynolds Tobacco,		
Notes, 7.25%, 2012	4,500,000	4,680,000
		7,869,919
Airlines−.8%		
American Airlines,		
Pass-Through Ctfs., 3.857%, 2010	2,113,793	2,058,418
Continental Airlines,		
Pass-Through Ctfs., Ser. 1998-3, 6.32%, 2008	2,500,000	2,493,347
US Airways,		
Enhanced Equipment Notes, Ser. C, 8.93%, 2009	1,092,319 [b]	109
		4,551,874
Asset-Backed Ctfs./Home Equity Loans−2.8%		
Conseco Finance Securitizations:		
Ser. 2000-E, Cl. A5, 8.02%, 2031	2,282,427	2,287,996
Ser. 2001-D, Cl. A4, 5.53%, 2032	774,282	788,864
Equity One ABS:		
Ser. 2004-2, Cl. AF2, 2.829%, 2034	6,000,000	5,965,554
Ser. 2004-2, CL. AF3, 3.515%, 2034	6,000,000	5,976,006
		15,018,420
Asset-Backed Ctfs./Other−1.3%		
ACAS Business Loan Trust:		
Ser. 2002-1A, Cl. B, 4%, 2012	1,896 [c,d]	1,897
Ser. 2002-2A, Cl. B, 4.1%, 2015	495,778 [c,d]	500,991
Saxon Asset Securities Trust,		
Ser. 2004-2, Cl. AF2, 4.15%, 2035	6,365,000	6,363,952
		6,866,840

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Banking—1.1%		
Independence Community Bank, Sub. Notes, 3.75%, 2014	3,000,000	2,886,579
Northern Trust, Notes, 2.875%, 2006	2,610,000	2,582,947
Regions Bank Of Alabama, Notes, 2.9%, 2006	250,000	246,892
		5,716,418
Chemicals—.8%		
Sociedad Quimica y Minera de Chile, Bonds, 7.7%, 2006	4,000,000 [c]	**4,216,344**
Commercial Mortgage Pass-Through Ctfs.—1.0%		
CS First Boston Mortgage Securities, Ser. 1998-C1, Cl. A1A, 6.26%, 2040	1,224,041	1,240,299
LB-UBS Commercial Mortgage Trust, Ser. 2002-C4, Cl. A1, 3.268%, 2026	4,310,980	4,286,620
		5,526,919
Diversified Financial Services—6.8%		
Bombardier Capital, Notes, 4.8275%, 2013	3,500,000 [c,d]	3,498,142
CIT, Medium Term Notes, 2.53%, 2007	5,930,000 [d]	5,942,186
Capital One Bank, Notes, 4.25%, 2008	5,000,000	5,014,100
Ford Motor Credit, Notes, 2.67, 2007	5,928,000 [d]	5,819,352
GMAC: Notes, 3.56%, 2007	5,000,000 [d,e]	4,945,685
Notes, 4.56%, 2014	5,000,000 [d]	4,781,990
Power Receivable Finance, Sr. Notes, 6.29%, 2012	6,135,091 [c]	6,432,526
Toyota Motor Credit, Notes, 2.8%, 2006	500,000	497,361
		36,931,342
Electric Utilities—3.7%		
Entergy Arkansas, First Mortgage, 6.125%, 2005	4,900,000	4,963,808

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Electric Utilities (continued)			
Florida Power & Light, First Mortgage, 6.875%, 2005		6,525,000	6,720,098
Monongahela Power, First Mortgage, 5%, 2006		2,950,000	3,006,661
Power Contract Financing, Pass-Through Ctfs., 5.2%, 2006		3,324,948 [c]	3,371,278
SCANA, Sr. Notes, 2.74%, 2006		1,787,000 [d]	1,792,348
			19,854,193
Entertainment−.6%			
GTECH, Notes, 4.5%, 2009		3,260,000 [c]	**3,250,654**
Food & Beverages−.4%			
Brown-Forman, Notes, 2.125%, 2006		2,425,000	**2,392,425**
Foreign/Governmental−7.3%			
Canadian Government, Bonds, 5%, 2014	CAD	13,130,000	11,200,487
Iceland Rikisbref, Notes, 7.25%, 2013	ISK	474,751,000	7,588,045
Mexican Udibunos, Bonds, 3.5%, 2013	MXN	5,000,000 [f]	1,415,317
New Zealand Government, Bonds, Ser. 413, 6.5%, 2013	NZD	11,400,000	8,301,925
Poland Government, Bonds, 3%, 2016	PLN	25,325,000 [g]	7,958,520
Republic of Argentina, Debs., 11.25%, 2004		500 [b]	153
United Mexican States, Notes, 3.33%, 2009		3,000,000 [d]	3,047,250
			39,511,697
Media−3.2%			
British Sky Broadcasting, Notes, 7.3%, 2006		4,880,000	5,160,293
Grupo Televisa, Sr. Notes, 8.625%, 2005		4,000,000	4,130,000

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Media (continued)		
Media General, Notes, 6.95%, 2006	5,000,000	5,215,200
TCA Cable TV, Debs., 6.53%, 2028	2,608,000	2,798,556
		17,304,049
Oil & Gas—3.1%		
BP Capital Markets, Notes, 2.75%, 2006	4,600,000 [e]	4,538,047
Enterprise Products Operating, Sr. Notes, 4.625%, 2009	6,800,000 [c]	6,790,956
Ocean Energy, Notes, 4.375%, 2007	3,272,000	3,308,794
Petrobras International Finance, Notes, 9%, 2008	2,000,000 [e]	2,355,000
		16,992,797
Paper & Forest Products—.3%		
Weyerhaeuser, Notes, 5.5%, 2005	1,425,000	**1,428,325**
Property-Casualty Insurance—.4%		
CNA Financial, Notes, 6.5%, 2005	2,129,000	**2,142,824**
Real Estate Investment Trusts—.9%		
iStar Financial, Sr. Notes, Ser. B, 4.875%, 2009	5,000,000	**5,060,820**
Residential Mortgage Pass-Through Ctfs.—4.5%		
Countrywide Alternative Loan Trust, Ser. 2004-7T1, Cl. A1, 5.75%, 2034	14,550,296	14,796,481
First Horizon Alternative Mortgage Securities I, Ser. 2004-FA1, Cl. A1, 6.25%, 2034	5,032,890	5,202,114
GSR Mortgage Loan Trust II, Ser. 2004-12, Cl. A2, 3.554%, 2034	4,397,110 [d]	4,358,635
		24,357,230

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Structured Index−1.0%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	5,845,000 [c,h]	**5,485,533**
Telecommunications−3.7%		
British Telecommunications,		
Notes, 8.375%, 2010	3,434,000	4,110,996
Deutsche Telekom International Finance,		
Notes, 8.25%, 2005	6,450,000	6,569,054
GTE,		
Notes, 7.51%, 2009	6,000,000	6,742,956
Sprint Capital,		
Sr. Notes, 6.125%, 2008	2,571,000	2,743,103
		20,166,109
U.S. Government−11.7%		
U.S. Treasury Inflation Protected Securities:		
2%, 7/15/2014	47,014,251 [i,j]	48,583,576
3.5%, 1/15/2011	7,928,715 [i]	8,947,222
U.S. Treasury Notes,		
3%, 11/15/2007	5,967,000	5,905,898
		63,436,696
U.S. Government Agencies/ Mortgage Backed−6.3%		
Federal Home Loan Mortgage Corp.:		
5.5%, 7/1/2034-9/1/2034	66,884	68,945
6.5%, 3/1/2032-6/1/2032	1,383,240	1,450,230
REMIC Gtd. Multiclass Mortgage Participation Ctfs.:		
Ser. 2535, Cl. PL, 4%, 6/15/2029	3,974,927	3,975,239
Ser. 2567, Cl. OH, 4%, 3/15/2010	2,290,309	2,296,710
Ser. 2612, Cl. LJ, 4%, 7/15/2022	758,203	759,223
(Interest Only Obligation):		
Ser. 1987, Cl. PI, 7%, 9/15/2012	281,694 [k]	29,947
Ser. 2048, Cl. PJ, 7%, 4/15/2028	372,533 [k]	57,873
Ser. 2646, Cl. IL, 5%, 8/15/2023	28,239,249 [k]	2,384,533
Ser. 2752, Cl. PI, 5%, 4/15/2022	32,598,700 [k]	3,195,957

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
U.S. Government Agencies/ Mortgage Backed (continued)		
Federal National Mortgage Association:		
3.52%, 2/1/2029	92,121 [d]	95,243
5.5%, 8/1/2034-9/1/2034	3,396,197	3,463,288
6%, 9/1/2034	962,164	993,907
REMIC, Trust, Gtd. Pass-Through Ctfs.,		
Ser. 2003-49, Cl. JE, 3%, 4/25/2033	1,400,024	1,344,225
(Interest Only Obligation):		
Ser. 2001-72, Cl. IA, 6%, 3/25/2030	155,930 [k]	3,480
Ser. 2002-55, Cl. IJ, 6%, 4/25/2028	254,796 [k]	613
Ser. 2003-7, Cl. IQ, 5.5%, 3/25/2029	17,465,272 [k]	2,655,100
Government National Mortgage Association I:		
5.5%, 2/15/2034-9/15/2034	5,627,812	5,785,880
6%, 12/15/2031-2/15/2034	3,051,005	3,172,670
6.5%, 6/15/32	966,955	1,018,928
Project Loan,		
8%, 9/15/2008	433,776	447,735
Government National Mortgage Association II:		
3.375%, 4/20/2030	718,672 [d]	724,910
7%, 12/20/2030-4/20/2031	68,905	72,867
7.5%, 11/20/2029-12/20/2030	75,324	80,526
		34,078,029
Total Bonds and Notes (cost $353,492,756)		**350,514,465**

Other Investments−24.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $134,100,000)	134,100,000 [l]	**134,100,000**

Short-Term Investments−1.4%	Principal Amount [a]	Value ($)
Banking;		
Deutsche Bank, Floating Rate Notes, 5.24%, 2005 (cost $7,500,000)	7,500,000 [d]	**7,500,000**

Investment of Cash Collateral for Securities Loaned—1.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $6,110,280)	6,110,280 ᴵ	**6,110,280**
Total Investments (cost $501,203,036)	**91.9%**	**498,224,745**
Cash and Receivables (Net)	**8.1%**	**44,196,787**
Net Assets	**100.0%**	**542,421,532**

ᵃ Principal amount stated in U.S Dollars unless otherwise noted.
   CAD—Canadian Dollars
   ISK—Islandic Krone
   MXN—Mexican Peso
   NZD—New Zealand Dollar
   PLN—Polish Zlotty
ᵇ Non-income producing—security in default.
ᶜ Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At January 31, 2005, these securities amounted to $33,548,321 or 6.2% of net assets.
ᵈ Variable rate security—interest rate subject to periodic change.
ᵉ All or a portion of these securities are on loan. At January 31, 2005, the total market value of the fund's securities on loan is $5,974,105 and the total market value of the collateral held by the fund is $6,110,280.
ᶠ Principal amount for accrual purposes is periodically adjusted based on changes in the Mexican Unidades de Inversion (UDI) Index.
ᵍ Principal amount for accrual purposes is periodically adjusted based on changes in the Polish Consumer Price Index.
ʰ Security linked to Goldman Sachs Non Energy—Excess Return Index.
ⁱ Principal amount for accrual purposes is periodically adjusted based on changes in the Unidados de Inversion (UDI) Index.
ʲ Partially held by a broker as collateral for open financial futures contracts.
ᵏ Notional face amount shown.
ˡ Investments in affiliated money market mutual funds.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Corporate Bonds	28.8	Foreign/Governmental	7.3
Short Term/		Structured Index	1.0
Money Market Investments	27.2	Futures Contracts	.0
U.S. Government & Agencies	18.0		
Asset/Mortgage Backed	9.6		**91.9**

† Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

January 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2005 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	996	111,816,562	March 2005	228,375
Financial Futures Short				
U.S. Treasury 2 Year Notes	369	77,144,063	March 2005	10,078
				238,453

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

January 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $5,974,105)–Note 1(c):		
Unaffiliated issuers	360,992,756	358,014,465
Affiliated issuers	140,210,280	140,210,280
Cash		24,396,306
Cash denominated in foreign currencies	85,729	91,267
Receivable for investment securities sold		24,198,318
Dividends and interest receivable		3,692,470
Paydowns receivable		292,354
Receivable for shares of Common Stock subscribed		222,222
Receivable for futures variation margin–Note 4		67,453
Prepaid expenses		31,139
		551,216,274
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		439,310
Liability for securities on loan–Note 1(c)		6,110,280
Payable for shares of Common Stock redeemed		1,116,774
Payable for investment securities purchased		656,099
Payable to broker for swaps closed		248,748
Interest payable–Note 2		6,294
Accrued expenses and other liabilities		217,237
		8,794,742
Net Assets ($)		**542,421,532**
Composition of Net Assets ($):		
Paid-in capital		621,233,930
Accumulated distributions in excess of investment income–net		(3,994,773)
Accumulated net realized gain (loss) on investments		(72,083,972)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $238,453 net unrealized appreciation on financial futures)		(2,733,653)
Net Assets ($)		**542,421,532**

Net Asset Value Per Share

	Class A	Class B	Class D	Class P
Net Assets ($)	13,299,634	12,239,977	507,611,194	9,270,727
Shares Outstanding	1,188,371	1,094,555	45,386,064	828,157
Net Asset Value Per Share ($)	**11.19**	**11.18**	**11.18**	**11.19**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended January 31, 2005 (Unaudited)

Investment Income ($):	
Interest	8,313,535
Dividends;	
Affiliated issuers	545,339
Income from securities lending	16,717
Total Income	**8,875,591**
Expenses:	
Management fee—Note 3(a)	1,464,994
Shareholder servicing costs—Note 3(c)	882,505
Custodian fees—Note 3(c)	70,094
Professional fees	50,378
Distribution fees—Note 3(b)	32,579
Registration fees	29,874
Prospectus and shareholders' reports	28,660
Interest expense—Note 2	17,562
Directors' fees and expenses—Note 3(d)	10,268
Miscellaneous	19,849
Total Expenses	**2,606,763**
Investment Income—Net	**6,268,828**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	4,003,656
Net realized gain (loss) on financial futures	70,457
Net realized gain (loss) on options transactions	15,975
Net realized gain (loss) on forward currency exchange contracts	(578,523)
Net realized gain (loss) on swap transactions	(278,313)
Net Realized Gain (Loss)	**3,233,252**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and swap transactions (including $281,031 net unrealized appreciaton on financial futures)	4,547,479
Net Realized and Unrealized Gain (Loss) on Investments	**7,780,731**
Net Increase in Net Assets Resulting from Operations	**14,049,559**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004
Operations ($):		
Investment income—net	6,268,828	18,300,731
Net realized gain (loss) on investments	3,233,252	(29,426,212)
Net unrealized appreciation (depreciation) on investments	4,547,479	14,372,096
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,049,559**	**3,246,615**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A	(276,935)	(656,682)
Class B	(200,440)	(372,255)
Class D	(10,039,325)	(25,021,374)
Class P	(202,029)	(917,256)
Net realized gain on investments:		
Class A	(10,976)	(12,332)
Class B	(10,147)	(8,115)
Class D	(416,842)	(463,196)
Class P	(8,173)	(20,775)
Total Dividends	**(11,164,867)**	**(27,471,985)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A	1,418,615	11,526,055
Class B	874,122	6,374,193
Class D	91,269,847	265,335,140
Class P	1,269,484	34,111,282
Dividends reinvested:		
Class A	264,273	595,726
Class B	171,271	304,030
Class D	8,833,107	20,784,876
Class P	177,680	664,682
Cost of shares redeemed:		
Class A	(4,758,067)	(13,765,898)
Class B	(2,189,457)	(4,287,895)
Class D	(168,859,818)	(540,483,554)
Class P	(4,349,892)	(41,414,131)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(75,878,835)**	**(260,255,494)**
Total Increase (Decrease) in Net Assets	**(72,994,143)**	**(284,480,864)**
Net Assets ($):		
Beginning of Period	615,415,675	899,896,539
End of Period	**542,421,532**	**615,415,675**
Undistributed (distributions in excess of) investment income—net	(3,994,773)	455,128

	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004
Capital Share Transactions:		
Class A [a]		
Shares sold	126,683	1,013,712
Shares issued for dividends reinvested	23,561	52,405
Shares redeemed	(424,407)	(1,217,806)
Net Increase (Decrease) in Shares Outstanding	**(274,163)**	**(151,689)**
Class B [a]		
Shares sold	78,169	559,984
Shares issued for dividends reinvested	15,281	26,791
Shares redeemed	(195,574)	(378,224)
Net Increase (Decrease) in Shares Outstanding	**(102,124)**	**208,551**
Class D		
Shares sold	8,152,525	23,294,815
Shares issued for dividends reinvested	788,011	1,827,858
Shares redeemed	(15,077,112)	(47,516,969)
Net Increase (Decrease) in Shares Outstanding	**(6,136,576)**	**(22,394,296)**
Class P		
Shares sold	113,269	2,972,798
Shares issued for dividends reinvested	15,835	58,399
Shares redeemed	(388,453)	(3,660,489)
Net Increase (Decrease) in Shares Outstanding	**(259,349)**	**(629,292)**

[a] *During the period ended January 31, 2005, 29,171 Class B shares representing $358,897 were automatically converted to 32,112 Class A shares and during the year ended July 31, 2004, 15,358 Class B shares representing $173,766 were automatically converted to 15,347 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004a	2003b
Per Share Data ($):			
Net asset value, beginning of period	11.14	11.51	11.59
Investment Operations:			
Investment income−net c	.12	.26	.17
Net realized and unrealized gain (loss) on investments	.15	(.23)	.12
Total from Investment Operations	.27	.03	.29
Distributions:			
Dividends from investment income−net	(.21)	(.39)	(.37)
Dividends from net realized gain on investments	(.01)	(.01)	−
Total Distributions	(.22)	(.40)	(.37)
Net asset value, end of period	11.19	11.14	11.51
Total Return (%)d	2.41e	.24	2.52e
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.90f	.90	.89f
Ratio of net investment income to average net assets	2.15f	2.31	2.09f
Portfolio Turnover Rate	319.85e,g	695.82g	460.89
Net Assets, end of period ($ x 1,000)	13,300	16,296	18,578

a   As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to August 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended July 31, 2004, was to increase net investment income per share by less than $.01 decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 2.27% to 2.31%. Per share data and ratios/supplemental data for periods prior to August 1, 2003 have not been restated to reflect this change in presentation.

b   From November 1, 2002 (commencement of initial offering) to July 31, 2003.

c   Based on average shares outstanding at each month end.

d   Exclusive of sales charge.

e   Not annualized.

f   Annualized.

g   The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended January 31, 2005 and July 31, 2004, were 290.15% and 665.12%, respectively.

See notes to financial statements.

Class B Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31,	
		2004[a]	2003[b]
Per Share Data ($):			
Net asset value, beginning of period	11.13	11.50	11.59
Investment Operations:			
Investment income−net[c]	.09	.19	.14
Net realized and unrealized gain (loss) on investments	.14	(.23)	.10
Total from Investment Operations	.23	(.04)	.24
Distributions:			
Dividends from investment income−net	(.17)	(.32)	(.33)
Dividends from net realized gain on investments	(.01)	(.01)	−
Total Distributions	(.18)	(.33)	(.33)
Net asset value, end of period	11.18	11.13	11.50
Total Return (%)[d]	2.19[e]	(.39)	2.11[e]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.49[f]	1.54	1.43[f]
Ratio of net investment income to average net assets	1.54[f]	1.64	1.67[f]
Portfolio Turnover Rate	319.85[e,g]	695.82[g]	460.89
Net Assets, end of period ($ x 1,000)	12,240	13,323	11,367

[a] *As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to August 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended July 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 1.60% to 1.64%. Per share data and ratios/supplemental data for periods prior to August 1, 2003 have not been restated to reflect this change in presentation.*

[b] *From November 1, 2002 (commencement of initial offering) to July 31, 2003.*

[c] *Based on average shares outstanding at each month end.*

[d] *Exclusive of sales charge.*

[e] *Not annualized.*

[f] *Annualized.*

[g] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended January 31, 2005 and July 31, 2004, were 290.15% and 665.12%, respectively.*

See notes to financial statements.

Class D Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31,				
		2004[a]	2003[b]	2002[c]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	11.13	11.50	11.69	12.19	11.70	11.63
Investment Operations:						
Investment income−net	.12[d]	.27[d]	.40[d]	.64[d]	.77	.71
Net realized and unrealized gain (loss) on investments	.15	(.23)	(.09)	(.47)	.50	.07
Total from Investment Operations	.27	.04	.31	.17	1.27	.78
Distributions:						
Dividends from investment income−net	(.21)	(.40)	(.50)	(.67)	(.78)	(.71)
Dividends from net realized gain on investments	(.01)	(.01)	−	−	−	−
Total Distributions	(.22)	(.41)	(.50)	(.67)	(.78)	(.71)
Net asset value, end of period	11.18	11.13	11.50	11.69	12.19	11.70
Total Return (%)	2.50[e]	.28	2.69	1.46	11.17	7.50

Class D Shares (continued)	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004[a]	2003[b]	2002[c]	2001	2000
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.88[f]	.87	.88	.80	.84	.84
Ratio of net investment income to average net assets	2.15[f]	2.36	3.45	5.31	6.46	6.64
Portfolio Turnover Rate	319.85[e,g]	695.82[g]	460.89	220.23	322.69	272.46
Net Assets, end of period ($ x 1,000)	507,611	573,676	850,189	1,121,684	806,545	428,093

a *As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to August 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended July 31, 2004, was to increase net investment income per share by less than $.01 decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 2.32% to 2.36%. Per share data and ratios/supplemental data for periods prior to August 1, 2003 have not been restated to reflect this change in presentation.*

b *The fund commenced offering four classes of shares on November 1, 2002. The existing shares were redesignated Class D shares.*

c *As required, effective August 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended July 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 5.62% to 5.31%. Per share data and ratios/supplemental data for periods prior to August 1, 2001 have not been restated to reflect these changes in presentation.*

d *Based on average shares outstanding at each month end.*

e *Not annualized.*

f *Annualized.*

g *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended January 31, 2005 and July 31, 2004, were 290.15% and 665.12%, respectively.*

See notes to financial statements.

Class P Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004[a]	Year Ended July 31, 2003[b]
Per Share Data ($):			
Net asset value, beginning of period	11.15	11.51	11.59
Investment Operations:			
Investment income–net[c]	.12	.28	.20
Net realized and unrealized gain (loss) on investments	.14	(.22)	.09
Total from Investment Operations	.26	.06	.29
Distributions:			
Dividends from investment income–net	(.21)	(.41)	(.37)
Dividends from net realized gain on investments	(.01)	(.01)	–
Total Distributions	(.22)	(.42)	(.37)
Net asset value, end of period	11.19	11.15	11.51
Total Return (%)	2.52[d]	.38	2.53[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.86[e]	.87	.85[e]
Ratio of net investment income to average net assets	2.19[e]	2.41	2.33[e]
Portfolio Turnover Rate	319.85[d,f]	695.82[f]	460.89
Net Assets, end of period ($ x 1,000)	9,271	12,121	19,763

[a] As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to August 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended July 31, 2004, was to increase net investment income per share by less than $.01 decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 2.37% to 2.41%. Per share data and ratios/supplemental data for periods prior to August 1, 2003 have not been restated to reflect this change in presentation.

[b] From November 1, 2002 (commencement of initial offering) to July 31, 2003.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended January 31, 2005 and July 31, 2004, were 290.15% and 665.12%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Short Term Income Fund (the "fund") is a separate non-diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 800 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class D (500 million shares authorized) and Class P (100 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class D and Class P shares are sold at net asset value per share only to institutional investors. Class A shares purchased at net asset value (an investment of $250,000 or more) will have a CDSC imposed on redemptions made within eighteen months of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Swap transactions are valued daily based upon future cash flows and other factors, such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain other money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $42,659,632 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to July 31, 2004. If not applied, $1,314,223 of the carryover expires in fiscal 2005, $1,818,379 expires in fiscal 2007, $5,887,866 expires in fiscal 2008, $4,403,293 expires in fiscal 2010, $21,420,716 expires in fiscal 2011 and $7,815,155 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended July 31, 2004 was as follows: ordinary income $27,471,985. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended January 31, 2005 was approximately $1,296,200, with a related weighted average annualized interest rate of 2.69%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended January 31, 2005, the Distributor retained $13,790 from commissions earned on sales of the fund's Class A shares and $23,018 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares. During the period ended January 31, 2005, Class B shares were charged $32,579, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class D and Class P shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class P shares and .20 of 1% of the value of the average daily net assets of Class D shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class D and Class P shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended January 31, 2005, Class A, Class B, Class D and Class P shares were charged, $18,870, $16,289, $547,000 and $13,588, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended January 31, 2005, the fund was charged $176,243 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended January 31, 2005, the fund was charged $70,094 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $231,136, Rule 12b-1 distribution plan fees $5,276, shareholder services plan fees $94,006, custodian fees $38,645 and transfer agency per account fees $70,247.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts, financial futures, options transactions and swap transactions, during the period ended January 31, 2005, amounted to $1,687,748,869 and $1,852,830,124, respectively, of which $156,706,880 in purchases and $157,110,163 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The following table summarizes the fund's call/put options written during the period ended January 31, 2005:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain ($)
Contracts outstanding July 31, 2004	4,500,000	15,975		
Contracts terminated;				
Contracts expired	4,500,000	15,975	–	15,975
Contracts outstanding January 31, 2005	**–**	**–**		

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at January 31, 2005, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At January 31, 2005, there were no forward currency exchange contracts outstanding.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Prior to August 1, 2003, these interim payments were reflected within interest income in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. At January 31, 2005, there were no credit default swaps outstanding.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At January 31, 2005, accumulated net unrealized depreciation on investments was $2,978,291, consisting of $1,851,478 gross unrealized appreciation and $4,829,769 gross unrealized depreciation.

At January 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus Premier
Short Term Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0083SA0105

Dreyfus Intermediate Term Income Fund

SEMIANNUAL REPORT January 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Intermediate Term Income Fund, covering the six-month period from August 1, 2004, through January 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager for the fund during the reporting period.

Despite a moderately growing economy and rising interest rates, the yield of the benchmark 10-year U.S. Treasury bond remained at relatively low levels over the reporting period, helping to support bond prices in the more interest-sensitive sectors of the U.S. fixed-income market. At the same time, bonds that tend to respond more to the credit quality of their issuers generally gained value as business conditions improved.

Can bonds continue to deliver positive results in 2005? While no one knows for sure, with interest rates rising and the economy gaining momentum, we believe that some areas of the fixed-income market are likely to be stronger than others. What's required for success, in our view, is strong fundamental research and keen professional judgement.

As always, we urge our shareholders to view the financial markets from a perspective measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
February 15, 2005



DISCUSSION OF FUND PERFORMANCE

How did Dreyfus Intermediate Term Income Fund perform relative to its benchmark?

For the six-month period ended January 31, 2005, the fund's Institutional shares achieved a total return of 5.24%, and the fund's Investor shares achieved a total return of 5.18%.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index, achieved a total return of 3.81% for the same period.[2]

Despite rising short-term interest rates, intermediate-term bond prices rose modestly during the reporting period as inflationary pressures remained low and demand for U.S. fixed-income securities was supported by overseas investors. The fund produced higher returns than its benchmark, primarily due to strong contributions from securities that are not represented in the Index, including foreign bonds from emerging markets and Treasury Inflation Protected Securities ("TIPS").

What is the fund's investment approach?

The fund seeks to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the fund normally invests at least 80% of its assets in fixed-income securities of U.S. and foreign issuers rated investment grade or the unrated equivalent as determined by Dreyfus. These securities include U.S. government bonds and notes, corporate bonds, municipal bonds, convertible securities, preferred stocks, inflation-indexed securities, asset-backed securities, mortgage-related securities and foreign bonds. Typically, the fund's portfolio can expect to have an average effective maturity ranging from five to 10 years, and an average effective duration ranging between three and eight years. For additional yield, the fund may invest up to 20% of its assets in fixed-income securities rated below investment grade.

What other factors influenced the fund's performance?

The U.S. economy appeared to hit a soft patch during the summer of 2004 as political uncertainty, sluggish labor markets and the insurgency in Iraq took their toll. Nonetheless, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates, increasing the overnight federal funds rate five times from 1.25% to 2.50% as of February 2, 2005. During the second half of the reporting period, the U.S. economy showed signs of more sustainable expansion when a cloud of economic uncertainty dissipated after the resolution of the contentious presidential election. It later was estimated that U.S. gross domestic product expanded at a 3.1% annualized rate during the fourth quarter of 2004 and by 4.4% for 2004 overall.

Historically, longer-term bond yields typically have risen when the Fed has increased short-term interest rates. This time proved to be an exception, however, as the yield of the benchmark 10-year U.S. Treasury bond declined modestly over the reporting period, primarily because inflationary pressures remained persistently low at the same time that demand for high-quality U.S. bonds rose from overseas investors, including central banks in Asia.

The fund continued to enjoy strong contributions from intermediate-term corporate bonds, which gained value as business conditions improved. The fund received especially strong results from bonds issued by companies in the oil and gas industry and from individual holdings that received credit-rating upgrades. The fund's relatively heavy exposure to mortgage-backed securities also helped boost returns. However, the fund's strong relative performance was mainly the result of its investments in bonds that are not contained in the benchmark, including TIPS and bonds issued by foreign governments in the emerging markets. The weakening U.S. dollar relative to other major currencies boosted the value of the fund's foreign bonds, while

TIPS benefited from stronger economic growth and intensifying inflation concerns toward the reporting period's end.

In response to these inflation concerns, we gradually reduced the fund's average duration throughout the reporting period to a range we considered slightly shorter than industry averages. This strategy was designed to position the fund for the likelihood that short-term U.S. bond yields will rise more robustly in the months ahead. In addition, we also gradually reduced the fund's total holdings of emerging-markets bonds after they generally became more fully valued.

What is the fund's current strategy?

Effective January 31, 2005, Kent Wosepka became primary portfolio manager of the fund. Marc Seidner was appointed as an additional portfolio manager. Mr. Wosepka also is a Senior Portfolio Manager for Active Core Strategies with Standish Mellon Asset Management, LLC — an affiliate of Dreyfus. Mr. Seidner also is the Director of Active Core Strategies, responsible for the development, implementation and execution of investment strategy for all core fixed-income portfolios managed by Standish Mellon. Each manages the fund under a dual-employee relationship with Dreyfus, using the proprietary investment processes of Standish Mellon, and will manage the fund accordingly.

February 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Intermediate Term Income Fund from August 1, 2004 to January 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended January 31, 2005

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 4.14	$ 2.74
Ending value (after expenses)	$1,051.80	$1,052.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended January 31, 2005

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 4.08	$ 2.70
Ending value (after expenses)	$1,021.17	$1,022.53

† *Expenses are equal to the fund's annualized expense ratio of .80% for Investor shares and .52% for Institutional shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Bonds and Notes−79.0%	Principal Amount [a]	Value ($)
Advertising−.4%		
Interpublic Group of Cos.,		
Notes, 5.4%, 2009	2,771,000	**2,795,493**
Agricultural−.6%		
Altria,		
Notes, 7.2%, 2007	3,445,000	**3,620,847**
Airlines−.9%		
American Airlines,		
Pass-Through Ctfs., Ser. 1999-1, 7.024%, 2009	1,413,000	1,439,452
Continental Airlines,		
Pass-Through Ctfs.:		
Ser. 1998-1, Cl. A, 6.648%, 2017	1,268,731	1,221,962
Ser. 1998-3, 6.32%, 2008	2,835,000	2,827,455
US Airways,		
Enhanced Equipment Notes, Ser. C, 8.93%, 2009	429,622 [b]	43
		5,488,912
Asset−Backed Ctfs./Credit Cards−.9%		
MBNA Master Credit Card Note Trust,		
Ser. 2002-C1, Cl. C1, 6.8%, 2014	5,268,000	**5,873,781**
Asset−Backed Ctfs./Home Equity Loans−1.5%		
Conseco Finance Securitizations:		
Ser. 2000-B, Cl. AF5, 8.15%, 2031	1,652,113	1,683,844
Ser. 2000-E, Cl. A5, 8.02%, 2031	941,501	943,798
Saxon Asset Securities Trust,		
Ser. 2004-2, Cl. AF2, 4.15%, 2035	6,950,000	6,948,856
The Money Store Home Equity Trust,		
Ser. 1998-B, Cl. AF8, 6.11%, 2010	16,523	16,526
		9,593,024
Auto Manufacturing−1.2%		
General Motors,		
Debs, 8.375%, 2033	7,319,000 [c]	**7,390,053**
Automotive Parts−1.2%		
Dana,		
Notes, 7%, 2029	2,970,000	2,965,141
Lear,		
Sr. Notes, Ser. B, 8.11%, 2009	3,989,000 [c]	4,501,690
		7,466,831

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Commercial Mortgage Pass−Through Ctfs.−0%			
CS First Boston Mortgage Securities, Ser. 1998-C1, Cl. A1A, 6.26%, 2040		240,275	**243,466**
Diversified Financial Services−2.4%			
Capital One Bank, Sub. Notes, 6.5%, 2013		2,942,000	3,237,533
Ford Motor Credit: Notes, 2.67%, 2007		1,064,000 [d]	1,044,499
Notes, 3.37%, 2007		2,325,000 [d]	2,301,643
GMAC, Notes, 6.75%, 2014		3,634,000	3,569,198
Morgan Stanley, Sub. Notes, 4.75%, 2014		3,405,000	3,358,045
NB Capital Trust, Notes, 7.83%, 2026		1,653,000	1,852,474
			15,363,392
Electric Utilities−2.3%			
Allegheny Energy, Notes, 7.75%, 2005		1,925,000	1,961,094
Centerpoint Energy, Sr. Notes, Ser. B, 7.25%, 2010		5,000,000 [c]	5,572,045
Jersey Central Power & Light, First Mortgage, 5.625%, 2016		1,560,000	1,641,721
Pacific Gas & Electric, First Mortgage, 4.8%, 2014		2,601,000	2,610,595
SCANA, Sr. Notes, 2.74%, 2006		2,375,000 [d]	2,382,108
			14,167,563
Entertainment−.6%			
GTECH, Notes, 4.5%, 2009		3,680,000 [e]	**3,669,449**
Foreign/Governmental−6.6%			
Canadian Government Bond, Bonds, 5%, 2014	CAD	14,105,000	12,032,206
Iceland Rikisbref, Notes, 7.25%, 2013	ISK	237,485,000	3,795,773
Mexican Bonos, Bonds, Ser. M20, 8%, 2023	MXN	8,120,000	611,814

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Foreign/Governmental (continued)			
Mexican Udibonos, Bonds, 3.5%, 2013	MXN	5,700,000 [f]	1,613,461
New Zealand Government, Bonds, Ser. 413, 6.5%, 2013	NZD	16,960,000	12,350,935
Republic of Argentina, Debs., 11.25%, 2004		33,100 [b]	10,095
Republic of Poland, Bonds, 3%, 2016	PLN	36,315,000 [g]	11,412,188
			41,826,472
Health Care—1.4%			
HCA, Notes, 5.5%, 2009		2,027,000	2,028,828
Manor Care, Notes, 6.25%, 2013		2,932,000	3,165,572
Medco Health Solutions, Sr. Notes, 7.25%, 2013		3,276,000	3,708,688
			8,903,088
Media—1.8%			
Comcast, Sr. Notes, 6.5%, 2015		3,860,000	4,312,952
TCA Cable TV, Debs., 6.53%, 2028		2,956,000	3,171,983
Time Warner Entertainment, Sr. Notes, 8.375%, 2033		2,903,000	3,855,915
			11,340,850
Mining & Metals—.3%			
Noranda, Notes, 6%, 2015		1,810,000	**1,888,393**
Oil & Gas—3.0%			
Atmos Energy: Notes, 3.035%, 2007		5,804,000 [d]	5,807,633
Sr. Notes, 5.125%, 2013		3,217,000 [c]	3,300,520
Intergas Finance, Bonds, 6.875%, 2011		4,850,000 [c,e]	5,007,625
Tengizchevroil Finance, Secured Notes, 6.124%, 2014		4,850,000 [e]	4,916,688
			19,032,466

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Property-Casualty Insurance−1.0%		
Converium,		
Sr. Notes, 7.125%, 2023	4,750,000 [c]	3,016,250
Oil Casualty Insurance,		
Deferrable Sub. Debs., 8%, 2034	3,300,000 [e]	3,419,163
		6,435,413
Real Estate Investment Trust−.6%		
EOP Operating,		
Sr. Notes, 7%, 2011	600,000 [c]	676,653
iStar Financial,		
Sr. Notes, Ser. B, 5.7%, 2014	3,250,000 [c]	3,335,563
		4,012,216
Residential Mortgage Pass−Through Ctfs.−2.7%		
Bank Of America Mortgage Securities II,		
Ser. 2001-4, Cl. B3, 6.75%, 2031	491,478	510,240
Chase Mortgage Finance:		
Ser. 2003-S5, Cl. B3, 5.5%, 2033	979,242 [e]	860,829
Ser. 2003-S7, Cl. B3, 4.75%, 2018	372,103 [e]	331,915
Countrywide Home Loans:		
Ser. 2003-8, Cl. B3, 5%, 2018	275,180 [e]	259,633
Ser. 2003-15, Cl. B3, 4.8724%, 2018	833,046 [e]	751,253
First Horizon Alternative Mortgage Securities I,		
Ser. 2004-FA1, Cl. A1, 6.25%, 2034	12,519,605	12,940,560
MASTR Asset Securitization Trust XV:		
Ser. 2003-1, Cl. B4, 5.25%, 2018	371,255 [e]	356,739
Ser. 2003-1, Cl. B5, 5.25%, 2018	186,533 [e]	162,172
Ocwen Residential MBS,		
Ser. 1998-R1, Cl. B1, 7%, 2040	519,172 [e]	541,942
Residential Funding Mortgage. Securities I, REMIC,		
Ser. 2003-S3, Cl. B1, 5.25%, 2018	185,837	177,511
		16,892,794
Retail−.8%		
Saks,		
Notes, 8.25%, 2008	429 [c]	472
Yum! Brands,		
Sr. Notes, 8.875%, 2011	3,850,000	4,737,729
		4,738,201

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Structured Index–2.2%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	14,675,000 [e,h]	**13,772,488**
Telecommunications–4.8%		
America Movil SA de CV,		
Notes, 5.75%, 2015	7,042,000 [e]	7,155,186
British Telecommunications,		
Notes, 8.375%, 2010	4,691,000	5,615,807
Lucent Technologies,		
Debs., Ser. B, 2.75%, 2025	4,163,000	5,474,345
Qwest:		
Bank Note, Ser. A, 6.5%, 2007	3,900,000 [d]	4,070,625
Bank Note, Ser. B, 6.95%, 2010	2,322,000 [d]	2,365,538
Sprint Capital,		
Notes, 6.125%, 2008	2,881,000	3,073,854
Verizon Florida,		
Debs., 6.125%, 2013	2,333,000 [c]	2,490,916
		30,246,271
U.S. Government–10.2%		
U.S. Treasury Bonds,		
5.375%, 2/15/2031	16,782,000	18,778,051
U.S. Treasury Inflation Protected Securities:		
3.375%, 4/15/2032	9,676,828 [i,j]	12,837,155
3.625%, 4/15/2028	22,237,340 [i]	29,270,394
U.S. Treasury Notes,		
4.25%, 11/15/2014	3,000,000	3,028,596
		63,914,196
U.S. Government Agencies/Mortgage-Backed–31.6%		
Federal Home Loan Mortgage Corp.:		
5.5%, 7/1/2034-9/1/2034	454,075	466,410
6.5%, 10/1/2031-5/1/2032	1,930,656	2,024,157
REMIC, Multiclass Mortgage Participation Ctfs.:		
Ser. 2586, Cl. WE, 4%, 12/15/2032	10,703,166	10,448,427
Ser. 2612, Cl. LJ, 4%, 7/15/2022	3,479,391	3,484,072
Ser. 2693, Cl. MH, 4%, 9/15/2027	7,416,000	7,280,654
(Interest Only Obligations):		
Ser. 1499, Cl. E, 7%, 4/15/2023	260,385 [k]	26,182
Ser. 2640, Cl. UA, 5%, 11/15/2026	20,000,000 [k]	1,721,890
Ser. 2676, Cl. IK, 5%, 2/15/2020	3,760,000 [k]	640,913

Bonds and Notes (continued)	Principal Amount [a]		Value ($)
U.S. Government Agencies/Mortgage-Backed (continued)			
Federal National Mortgage Association:			
5%, 1/1/2018-5/1/2018	1,961,853		1,994,023
5.5%, 8/1/2034-9/1/2034	14,284,691		14,566,791
6.5%, 11/1/2010	1,530		1,618
REMIC Trust, Gtd. Pass-Through Ctfs.,			
Ser. 2004-58, Cl. LJ, 5%, 7/25/2034	4,272,679		4,394,963
(Interest Only Obligations)			
Ser. 2002-55, Cl. IJ, 6%, 4/25/2028	187,558	k	451
Government National Mortgage Association I:			
5.5%, 4/15/2033-9/15/2034	29,146,019		29,951,347
6%	67,554,000	l	70,171,717
6%, 1/15/2033-2/15/2034	42,243,366		43,921,294
6.5%, 6/15/2032	467,439		492,564
Government National Mortgage Association II:			
3.5%, 7/20/2030	193,985	d	196,394
6.5%, 1/20/2028-9/20/2031	1,062,064		1,116,494
7%, 1/20/2028-7/20/2031	357,843		378,433
7.5%, 10/20/2030-8/20/2031	479,509		512,624
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	4,800,000		4,968,164
(Interest Only Obligations)			
Ser. 2004-1, Cl. TK, 5%, 5/20/2026	244,092	k	18,314
			198,777,896
Total Bonds and Notes			
(cost $493,670,907)			**497,453,555**

Preferred Stocks—.8%	Shares		Value ($)
Health Care;			
Schering-Plough,			
Cum. Conv., $3.00			
(cost $5,045,421)	99,850		**5,179,719**

Other Investments—21.8%			
Registered Investment Companies:			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $137,283,000)	137,283,000	m	**137,283,000**

Short-Term Investments—5.0%	Principal Amount [a]		Value ($)
Banking—1.2%			
Deutsche Bank AG,			
Floating Rate Notes, 5.24%, 2/13/2005	7,250,000	d	**7,250,000**

Short-Term Investments (continued)	Principal Amount [a]	Value ($)
U.S. Treasury Bills–3.8%		
2.16%, 3/10/2005	24,000,000	**23,947,440**
Total Short-Term Investments		
(cost $31,196,523)		**31,197,440**

Investments of Cash Collateral for Securities Loaned–3.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $19,239,708)	19,239,708 [m]	**19,239,708**

Total Investment (cost $686,435,559)	**109.7%**	**690,353,422**
Liabilities, Less Cash and Receivables	**(9.7%)**	**(60,917,698)**
Net Assets	**100.0%**	**629,435,724**

[a] *U.S. Dollars unless otherwise noted.*
   CAD—Canadian Dollar   ISK—Icelandic Krona   MXN—Mexican New Peso
   NZD—New Zealand Dollar   PLN—Polish Zloty
[b] *Non-income producing-security in default.*
[c] *All or a portion of these securities are on loan. At January 31, 2005, the total market value of the fund's securities on loan is $18,694,257 and the total market value of the collateral held by the fund is $19,239,708.*
[d] *Variable rate security—interest rate subject to periodic change.*
[e] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Directors. At January 31, 2005, these securities amounted to $41,205,082 or 6.5% of net assets.*
[f] *Principal amount for accrual purposes is periodically adjusted based on changes in the Mexican Unidades de Inversion (UDI) Index.*
[g] *Principal amount for accrual purposes is periodically adjusted based on changes in the Polish Consumer Price Index.*
[h] *Security linked to Goldman Sachs Non-Energy—Excess Return Index.*
[i] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[j] *Partially held by a broker as collateral for open financial futures position.*
[k] *Notional face amount shown.*
[l] *Purchased on a forward commitment basis.*
[m] *Investments in affiliated money market mutual funds.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government & Agencies	41.8	Structured Index	2.2
Short Term/Money Market Investments	29.9	Preferred Stock	.8
Corporate Bonds	23.3	Futures/Options/Swaps	.0
Foreign Governmental	6.6		
Asset/Mortgage Backed	5.1		**109.7**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

January 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 1/31/2005 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	10	1,092,500	March 2005	(1,094)
U.S. Treasury 10 Year Notes	365	40,976,953	March 2005	180,078
Financial Futures Short				
U.S. Treasury 2 Year Notes	412	86,133,750	March 2005	11,250
				190,234

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
January 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $18,694,257)–Note 1(c):		
Unaffiliated issuers	529,912,851	533,830,714
Affiliated issuers	156,522,708	156,522,708
Cash denominated in foreign currencies	256,001	259,450
Receivable for investment securities sold		27,684,533
Dividends and interest receivable		5,087,795
Receivable for shares of Common Stock subscribed		115,441
Paydowns receivable		3,279
Prepaid expenses		6,122
		723,510,042
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		405,856
Cash overdraft due to Custodian		1,360,184
Payable for investment securities purchased		71,023,214
Liability for securities on loan–Note 1(c)		19,239,708
Payable for shares of Common Stock redeemed		1,388,055
Payable to broker for swaps closed–Note 4		368,425
Payable for futures variation margin–Note 4		63,895
Accrued expenses		224,981
		94,074,318
Net Assets ($)		**629,435,724**
Composition of Net Assets ($):		
Paid-in capital		629,974,857
Accumulated distributions in excess of investment income–net		(760,561)
Accumulated net realized gain (loss) on investments		(3,910,650)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $190,234 net unrealized appreciation on financial futures)		4,132,078
Net Assets ($)		**629,435,724**

Net Asset Value Per Share

	Investor Shares	Institutional Shares
Net Assets ($)	603,498,155	25,937,569
Shares Outstanding	46,840,005	2,013,548
Net Asset Value Per Share ($)	**12.88**	**12.88**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended January 31, 2005 (Unaudited)

Investment Income ($):	
Interest	14,368,368
Dividends:	
Unaffiliated issuers	104,013
Affiliated issuers	447,812
Income from securities lending	35,301
Total Income	**14,955,494**
Expenses:	
Management fee–Note 3(a)	1,477,325
Shareholder servicing costs–Note 3(b)	1,209,226
Custodian fees–Note 3(b)	82,760
Prospectus and shareholders' reports	35,137
Registration fees	30,575
Professional fees	23,844
Directors' fees and expenses–Note 3(c)	11,970
Interest expense–Note 2	2,075
Miscellaneous	38,430
Total Expenses	**2,911,342**
Less–reduction in management fee due to undertaking–Note 3(a)	(312,206)
Net Expenses	**2,599,136**
Investment Income–Net	**12,356,358**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	18,718,326
Net realized gain (loss) on forward currency exchange transactions	(2,553,952)
Net realized gain (loss) on financial futures	304,856
Net realized gain (loss) on options transactions	360,135
Net realized gain (loss) on swap transactions	(680,411)
Net Realized Gain (Loss)	**16,148,954**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $36,171 net unrealized appreciation on financial futures)	4,611,282
Net Realized and Unrealized Gain (Loss) on Investments	**20,760,236**
Net Increase in Net Assets Resulting from Operations	**33,116,594**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004
Operations ($):		
Investment income−net	12,356,358	27,713,534
Net realized gain (loss) on investments	16,148,954	(8,195,456)
Net unrealized appreciation (depreciation) on investments	4,611,282	9,342,965
Net Increase (Decrease) in Net Assets Resulting from Operations	**33,116,594**	**28,861,043**
Dividends to Shareholders from ($):		
Investment income−net:		
Investor Shares	(14,081,949)	(32,400,059)
Institutional Shares	(416,015)	(160,705)
Net realized gain on investments:		
Investor Shares	−	(14,934,445)
Institutional Shares	−	(65,767)
Total Dividends	**(14,497,964)**	**(47,560,976)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Investor Shares	55,085,162	155,725,230
Institutional Shares	23,579,681	894,260
Dividends reinvested:		
Investor Shares	12,790,482	40,304,499
Institutional Shares	12,296	61,166
Cost of shares redeemed:		
Investor Shares	(159,806,511)	(331,987,819)
Institutional Shares	(922,061)	(2,507,732)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(69,260,951)**	**(137,510,396)**
Total Increase (Decrease) in Net Assets	**(50,642,321)**	**(156,210,329)**
Net Assets ($):		
Beginning of Period	680,078,045	836,288,374
End of Period	**629,435,724**	**680,078,045**
Undistributed (distributions in excess of) investment income−net	(760,561)	1,381,045

	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004
Capital Share Transactions:		
Investor Shares		
Shares sold	4,313,846	12,041,064
Shares issued for dividends reinvested	999,208	3,123,257
Shares redeemed	(12,538,500)	(25,804,469)
Net Increase (Decrease) in Shares Outstanding	**(7,225,446)**	**(10,640,148)**
Institutional Shares		
Shares sold	1,857,254	68,653
Shares issued for dividends reinvested	961	4,719
Shares redeemed	(72,224)	(193,587)
Net Increase (Decrease) in Shares Outstanding	**1,785,991**	**(120,215)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Investor Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31,				
		2004[a]	2003	2002[b]	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	12.53	12.86	12.42	13.22	12.50	12.43
Investment Operations:						
Investment income−net	.24[c]	.46[c]	.56[c]	.72[c]	.84	.86
Net realized and unrealized gain (loss) on investments	.39	(.01)[d]	.51	(.64)	.75	.22
Total from Investment Operations	.63	.45	1.07	.08	1.59	1.08
Distributions:						
Dividends from investment income−net	(.28)	(.54)	(.63)	(.76)	(.84)	(.87)
Dividends from net realized gain on investments	−	(.24)	−	(.12)	(.03)	(.14)
Total Distributions	(.28)	(.78)	(.63)	(.88)	(.87)	(1.01)
Net asset value, end of period	12.88	12.53	12.86	12.42	13.22	12.50
Total Return (%)	5.18[e]	3.59	8.64	.64	13.14	9.05

Investor Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31,				
		2004[a]	2003	2002[b]	2001	2000
Ratios/ Supplemental Data (%):						
Ratio of total expenses to average net assets	.90[f]	.90	.90	.86	.94	1.13
Ratio of net expenses to average net assets	.80[f]	.80	.82	.70	.67	.65
Ratio of net investment income to average net assets	3.77[f]	3.56	4.34	5.58	6.44	6.95
Portfolio Turnover Rate	360.65[e,g]	801.49[g]	838.50	474.20	555.90	566.57
Net Assets, end of period ($ x 1,000)	603,498	677,228	831,818	738,618	359,114	60,541

[a] *As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to August 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended July 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.51% to 3.56%. Per share data and ratios/supplemental data for periods prior to August 1, 2003 have not been restated to reflect this change in presentation.*

[b] *As required, effective August 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended July 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 5.90% to 5.58%. Per share data and ratios/supplemental data for periods prior to August 1, 2001 have not been restated to reflect these changes in presentation.*

[c] *Based on average shares outstanding at each month end.*

[d] *In addition to the net realized and unrealized gain on investments as shown in the Statement of Operations, this amount includes a decrease in net asset value per share resulting from the timing of issuances and redemptions of shares in relation to fluctuating market values for the fund's investments.*

[e] *Not annualized.*

[f] *Annualized.*

[g] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended January 31, 2005 and July 31, 2004, were 320.10% and 718.14%, respectively.*

See notes to financial statements.

| Institutional Shares | Six Months Ended January 31, 2005 (Unaudited) | Year Ended July 31, | | | |
		2004[a]	2003	2002[b]	2001[c]
Per Share Data ($):					
Net asset value, beginning of period	12.52	12.85	12.41	13.22	13.08
Investment Operations:					
Investment income—net	.28[d]	.49[d]	.63[d]	.76[d]	.14
Net realized and unrealized gain (loss) on investments	.38	.00[e]	.48	(.66)	.14
Total from Investment Operations	.66	.49	1.11	.10	.28
Distributions:					
Dividends from investment income—net	(.30)	(.58)	(.67)	(.79)	(.14)
Dividends from net realized gain on investments	–	(.24)	–	(.12)	–
Total Distributions	(.30)	(.82)	(.67)	(.91)	(.14)
Net asset value, end of period	12.88	12.52	12.85	12.41	13.22
Total Return (%)	5.24[f]	3.88	9.07	.81	12.86[g]

Institutional Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004[a]	2003	2002[b]	2001[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.53[g]	.53	.53	.53	1.66[g]
Ratio of net expenses to average net assets	.52[g]	.52	.50	.45	.45[g]
Ratio of net investment income to average net assets	4.05[g]	3.85	4.88	5.80	6.56[g]
Portfolio Turnover Rate	360.65[f,h]	801.49[h]	838.50	474.20	555.90
Net Assets, end of period ($ x 1,000)	25,938	2,850	4,470	7,976	676

a *As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to August 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended July 31, 2004, was to increase net investment income per share by less than .01, decrease net realized and unrealized gain (loss) on investments per share by less than .01 and increase the ratio of net investment income to average net assets from 3.80% to 3.85%. Per share data and ratios/supplemental data for periods prior to August 1, 2003, have not been restated to reflect this change in presentation.*

b *As required, effective August 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended July 31, 2002 was to decrease net investment income per share by $.04, increase net realized and unealized gain (loss) on investments per share by $.04 and decrease the ratio of net investment income to average net assets from 6.12% to 5.80% Per share data and ratios/supplemental data for periods prior to August 1, 2001 have not been restated to reflect these changes in presentation.*

c *The fund commenced offering Institutional shares on May 31, 2001.*

d *Based on average shares outstanding at each month end.*

e *Amount represent less than $.01 per share.*

f *Not annualized.*

g *Annualized.*

h *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended January 31, 2005 and July 31, 2004, were 320.10% and 718.14%, respectively.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Intermediate Term Income Fund (the "fund") is a separate diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), is a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge.

The fund is authorized to issue 500 million shares of $.001 par value Common Stock in each of the following classes of shares: Investor and Institutional. Investor shares are subject to a shareholder services plan. Other differences between the classes include the services offered to and the expenses borne by each class, the minimum initial investment and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and the asked price. Swap transactions are valued daily based upon future cash flows and other factors such as interest rates and underlying securities. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,468,128 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to July 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended July 31, 2004 was as follows: ordinary income $47,560,976. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the leveraging arrangement during the period ended January 31, 2005 was approximately $163,000, with a related weighted average annualized interest rate of 2.52%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .45 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken through January 31, 2005 to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, Shareholder Service Plan fees and extraordinary expenses exceed .55 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $312,206 during the period ended January 31, 2005.

(b) Under the Investor Shares Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25 of 1% of the value of Investor Shares average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended January 31, 2005, Investor Shares were charged $798,557 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended January 31, 2005, the fund was charged $105,500 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended January 31, 2005, the fund was charged $82,760 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $241,065, shareholder services plan fees $128,426, custodian fees $28,200 and transfer agency per account fees $48,096, which are off-set against an expense reimbursement currently in effect in the amount of $39,931.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The following summarizes the aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, option transactions, financial futures, forward currency exchange contracts and swap transactions, during the period ended January 31, 2005, amounted to $2,371,127,369 and $2,436,715,880, respectively, of which $266,602,296 in purchases and $267,262,486 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The following summarizes the fund's call/put options written for the period ended January 31, 2005:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain ($)
Contracts outstanding July 31, 2004	4,000,000	26,000	–	
Contracts written	74,975,000	467,590		
Contracts terminated:				
Closed	47,400,000	347,594	207,780	139,814
Exercised	8,760,000	28,044	28,044	–
Expired	22,815,000	117,952	–	117,952
Contracts outstanding January 31, 2005	**–**	**–**		

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at January 31, 2005 are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At January 31, 2005, there were no forward currency exchange contracts outstanding.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

As of August 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Prior to August 1, 2003, these interim payments were reflected within interest income in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. At January 31, 2005, there were no credit default swaps outstanding.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At January 31, 2005, accumulated net unrealized appreciation on investments was $3,917,863, consisting of $7,915,725 gross unrealized appreciation and $3,997,862 gross unrealized depreciation.

At January 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus
Intermediate
Term Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0082SA0105

Dreyfus
Inflation Adjusted
Securities Fund

SEMIANNUAL REPORT January 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Inflation Adjusted Securities Fund, covering the six-month period from August 1, 2004, through January 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager for the fund during the reporting period.

Despite a moderately growing economy and rising interest rates, the yield of the benchmark 10-year U.S. Treasury bond remained at relatively low levels over the reporting period, helping to support bond prices in the more interest-sensitive sectors of the U.S. fixed-income market. At the same time, bonds that tend to respond more to the credit quality of their issuers generally gained value as business conditions improved.

Can bonds continue to deliver positive results in 2005? While no one knows for sure, with interest rates rising and the economy gaining momentum, we believe that some areas of the fixed-income market are likely to be stronger than others. What's required for success, in our view, is strong fundamental research and keen professional judgement.

As always, we urge our shareholders to view the financial markets from a perspective measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
February 15, 2005



DISCUSSION OF FUND PERFORMANCE

How did Dreyfus Inflation Adjusted Securities Fund perform relative to its benchmark?

For the six-month period ended January 31, 2005, the fund's Institutional shares achieved a total return of 5.72%, and its Investor shares achieved a total return of 5.58%.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Treasury Inflation Protected Securities Index (the "Index"), achieved a total return of 5.48% for the same period.[2]

Despite rising short-term interest rates, longer-term bond prices rose modestly and their yields fell during the reporting period as inflationary pressures remained low and demand for U.S. fixed-income securities, including inflation-protected securities, was supported by overseas investors. The fund produced slightly higher returns than its benchmark, primarily due to its focus on the longer end of the maturity spectrum, where returns were particularly strong.

What is the fund's investment approach?

The fund seeks returns that exceed the rate of inflation. To pursue this goal, the fund normally invests at least 80% of its assets in inflation-indexed securities, which are fixed-income securities designed to protect investors from a loss of value due to inflation by periodically adjusting their principal and/or coupon according to the rate of inflation.

The fund invests primarily in high-quality, U.S. dollar-denominated, inflation-indexed securities. To a limited extent, the fund may invest in foreign currency-denominated, inflation-protected securities and other fixed-income securities not adjusted for inflation, including U.S. government bonds and notes, corporate bonds, mortgage-related securities and asset-backed securities. The fund seeks to keep its average effective duration between two and 10 years, and the fund may invest in securities with effective or final maturities of any length.

What other factors influenced the fund's performance?

The U.S. economy appeared to hit a soft patch during the summer of 2004 as political uncertainty, sluggish labor markets and the insurgency in Iraq took their toll. Nonetheless, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates, increasing the overnight federal funds rate four times from 1.25% to 2.25%. During the second half of the reporting period, the U.S. economy showed signs of more sustainable expansion as a cloud of economic uncertainty dissipated after the resolution of the contentious presidential election. It later was estimated that U.S. gross domestic product expanded at a 3.1% annualized rate during the fourth quarter of 2004 and by 4.4% for 2004 overall.

Historically, longer-term bond yields typically have risen when the Fed has increased short-term interest rates. This time proved to be an exception, however, as the yield of the benchmark 10-year U.S. Treasury bond declined modestly over the reporting period, primarily because inflationary pressures remained persistently low at the same time that demand for high-quality U.S. bonds rose from overseas investors, including central banks in Asia.

Later in the reporting period, however, investors apparently grew increasingly concerned that a more robust economy might lead to a reacceleration of inflation. Higher energy prices, a lower unemployment rate and rising wholesale inventories lent credence to this view. As a result, demand for inflation-protected securities rose, supporting their prices. The U.S. Department of Labor later revealed that its Consumer Price Index rose 3.3% in 2004. When volatile energy and food prices were excluded, however, the "core" rate of inflation was a relatively modest 2.2% in 2004.

The fund enjoyed especially strong contributions from its strategy of emphasizing securities at the longer end of the maturity range. We established this position because we believed that the yield differences between shorter- and longer-term securities were likely to narrow as the Fed raised interest rates in a low-inflation environment. Despite our focus on longer-term securities, we maintained the fund's average effective duration in a range we considered to be in line with that of its benchmark. We achieved this neutral duration by balancing longer-term securities with a relatively large cash position, enabling the fund to avoid price erosion among shorter-term bonds. We also used futures contracts to maintain the fund's duration in the neutral range.

What is the fund's current strategy?

Effective January 31, 2005, Robert Bayston became primary portfolio manager of the fund. Marc Seidner was appointed as an additional portfolio manager. Mr. Bayston also is a Portfolio Manager for the TIPS strategy and a Derivatives Trader for Standish Mellon Asset Management, LLC — an affiliate of Dreyfus. Mr. Seidner also is the Director of Active Core Strategies, responsible for the development, implementation and execution of investment strategy for all core fixed-income portfolios managed by Standish Mellon. Each manages the fund under a dual-employee relationship with Dreyfus, using the proprietary investment processes of Standish Mellon, and will manage the fund accordingly.

February 15, 2005

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through July 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LEHMAN BROTHERS INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Treasury Inflation Protected Securities Index is a sub-index of the U.S. Treasury component of the Lehman Brothers U.S. Government Index. Securities in the Lehman Brothers U.S. Treasury Inflation Protected Securities Index are dollar-denominated, non-convertible, publicly issued, fixed-rate, investment-grade (Moody's Baa3 or better) U.S. Treasury inflation notes, with at least one year to final maturity and at least $100 million par amount outstanding.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Inflation Adjusted Securities Fund from August 1, 2004 to January 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended January 31, 2005

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 2.85	$ 1.56
Ending value (after expenses)	$1,055.80	$1,057.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended January 31, 2005

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 2.80	$ 1.53
Ending value (after expenses)	$1,022.43	$1,023.69

† *Expenses are equal to the fund's annualized expense ratio of .55% for Investor shares and .30% for Institutional shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

January 31, 2005 (Unaudited)

Bonds and Notes−87.8%	Principal Amount ($)	Value ($)
U.S. Treasury Bonds−2.6%		
5.375%, 2/15/2031	150,000	**167,841**
U.S. Treasury Inflation Protected Securities−85.2%		
1.875%, 7/15/2013	1,507,884 [a]	1,548,792
2%, 1/15/2014	2,361,959 [a]	2,444,282
3.375%, 1/15/2012	844,385 [a]	956,350
3.375%, 4/15/2032	40,890 [a]	54,244
3.625%, 4/15/2028	263,338 [a,b]	346,625
Coupon Strips:		
0%, 10/15/2028	10,000 [a,c]	11,926
0%, 4/15/2029	10,000 [a,c]	11,820
Principal Strips,		
0%, 4/15/2029	150,000 [a,c]	108,244
		5,482,283
Total Bonds and Notes		
(cost $5,354,791)		**5,650,124**

Other Investments−11.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $765,000)	765,000 [d]	**765,000**

Total Investments (cost $6,119,791)	**99.7%**	**6,415,124**
Cash and Receivables (Net)	**.3%**	**19,672**
Net Assets	**100.0%**	**6,434,796**

[a] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[b] *Partially held by a broker as collateral for open financial futures positions.*
[c] *Notional face amount shown.*
[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Treasury Inflation		U.S. Treasury Bonds	2.6
Protected Securities	85.2	Futures contracts	.1
Money Market Investments	11.9		**99.8**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

January 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2005 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	8	898,125	March 2005	3,938
Financial Futures Short				
U.S. Treasury 2 Year Notes	10	2,090,625	March 2005	266
				4,204

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

January 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	5,354,791	5,650,124
Affiliated issuers	765,000	765,000
Cash denominated in foreign currencies	4,343	4,401
Interest receivable		12,272
Receivable on closed forward currency exchange contracts		1,958
Receivable for futures variation margin–Note 4		1,531
Prepaid expenses		13,779
Due from The Dreyfus Corporation–Note 3(b)		3,925
		6,452,990
Liabilities ($):		
Cash overdraft due to Custodian		1,255
Accrued expenses		16,939
		18,194
Net Assets ($)		**6,434,796**
Composition of Net Assets ($):		
Paid-in capital		6,336,463
Accumulated distributions in excess of investment income–net		(136,445)
Accumulated net realized gain (loss) on investments		(64,816)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $4,204 net unrealized appreciation on financial futures)		299,594
Net Assets ($)		**6,434,796**

Net Asset Value Per Share	Investor Shares	Institutional Shares
Net Assets ($)	3,014,991	3,419,805
Shares Outstanding	237,457	269,351
Net Asset Value Per Share ($)	**12.70**	**12.70**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended January 31, 2005 (Unaudited)

Investment Income ($):	
Interest	68,912
Dividends;	
Affiliated issuers	1,550
Total Income	**70,462**
Expenses:	
Management fee–Note 3(a)	9,522
Auditing fees	15,102
Registration fees	14,315
Shareholder servicing costs–Note 3(b)	4,731
Prospectus and shareholders' reports	4,314
Custodian fees–Note 3(b)	2,579
Directors' fees and expenses–Note 3(c)	316
Legal fees	62
Loan commitment fees–Note 2	12
Miscellaneous	1,228
Total Expenses	**52,181**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(38,946)
Net Expenses	**13,235**
Investment Income–Net	**57,227**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	57,358
Net realized gain (loss) on forward currency exchange contracts	(2,448)
Net realized gain (loss) on financial futures	(22,205)
Net realized gain (loss) on options transactions	(120)
Net Realized Gain (Loss)	**32,585**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $11,235 net unrealized appreciation on financial futures)	252,443
Net Realized and Unrealized Gain (Loss) on Investments	**285,028**
Net Increase in Net Assets Resulting from Operations	**342,255**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004
Operations ($):		
Investment income–net	57,227	123,159
Net realized gain (loss) on investments	32,585	(434)
Net unrealized appreciation (depreciation) on investments	252,443	304,519
Net Increase (Decrease) in Net Assets Resulting from Operations	**342,255**	**427,244**
Dividends to Shareholders from ($):		
Investment income–net:		
Investor Shares	(54,100)	(122,713)
Institutional Shares	(65,772)	(140,904)
Net realized gain on investments:		
Investor Shares	–	(181,230)
Institutional Shares	–	(179,376)
Total Dividends	**(119,872)**	**(624,223)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Institutional Shares	48,959	487,542
Dividends reinvested:		
Investor Shares	54,100	303,943
Institutional Shares	59,684	319,760
Cost of shares redeemed:		
Institutional Shares	(103,716)	(32,005)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**59,027**	**1,079,240**
Total Increase (Decrease) in Net Assets	**281,410**	**882,261**
Net Assets ($):		
Beginning of Period	6,153,386	5,271,125
End of Period	**6,434,796**	**6,153,386**
Undistributed (distributions in excess of) investment income–net	(136,445)	(73,800)

	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004
Capital Share Transactions:		
Investor Shares		
Shares issued for dividends reinvested	**4,292**	**24,346**
Institutional Shares		
Shares sold	3,926	39,425
Shares issued for dividends reinvested	4,737	25,617
Shares redeemed	(8,334)	(2,535)
Net Increase (Decrease) in Shares Outstanding	**329**	**62,507**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Investor Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	12.25	12.69	12.50
Investment Operations:			
Investment income—net [b]	.11	.26	.23
Net realized and unrealized gain (loss) on investments	.57	.71	.35
Total from Investment Operations	.68	.97	.58
Distributions:			
Dividends from investment income—net	(.23)	(.55)	(.39)
Dividends from net realized gain on investments	–	(.86)	–
Total Distributions	(.23)	(1.41)	(.39)
Net asset value, end of period	12.70	12.25	12.69
Total Return (%)	5.58[c]	7.79	4.63[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.78[d]	1.80	3.30[d]
Ratio of net expenses to average net assets	.55[d]	.55	.55[d]
Ratio of net investment income to average net assets	1.67[d]	2.05	2.33[d]
Portfolio Turnover Rate	57.86[c]	951.51	1,306.72[c]
Net Assets, end of period ($ x 1,000)	3,015	2,857	2,650

[a] *From October 31, 2002 (commencement of operations) to July 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Institutional Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	12.25	12.69	12.50
Investment Operations:			
Investment income−net [b]	.12	.27	.25
Net realized and unrealized gain (loss) on investments	.58	.73	.35
Total from Investment Operations	.70	1.00	.60
Distributions:			
Dividends from investment income−net	(.25)	(.58)	(.41)
Dividends from net realized gain on investments	−	(.86)	−
Total Distributions	(.25)	(1.44)	(.41)
Net asset value, end of period	12.70	12.25	12.69
Total Return (%)	5.72[c]	8.06	4.82[c]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.53[d]	1.54	3.06[d]
Ratio of net expenses to average net assets	.30[d]	.30	.30[d]
Ratio of net investment income to average net assets	1.93[d]	2.17	2.58[d]
Portfolio Turnover Rate	57.86[c]	951.51	1,306.72[c]
Net Assets, end of period ($ x 1,000)	3,420	3,296	2,621

[a] *From October 31, 2002 (commencement of operations) to July 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Inflation Adjusted Securities Fund (the "fund") is a separate diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to seek returns that exceed the rate of inflation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge.

The fund is authorized to issue 500 million shares of $.001 par value Common Stock in each of the following classes of shares: Investor and Institutional. Investor shares are subject to a shareholder services plan. Other differences between the classes include the services offered to and the expenses borne by each class, the minimum initial investment and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of January 31, 2005, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 234,398 Investor shares and 235,712 Institutional shares.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, and foreign currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $79,267 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to July 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended July 31, 2004 was as follows: ordinary income $624,223. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended January 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .30 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from August 1, 2004 through July 31, 2005, that if the aggregated expenses of the fund, exclusive of taxes, brokerage fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .30 of 1% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $38,946 during the period ended January 31, 2005.

(b) Under the Investor Shares Shareholder Services Plan, the fund pays the Distributor at an annual rate of .25 of 1% of the value of Investor Shares average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended January 31, 2005, Investor Shares were charged $3,712 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended January 31, 2005, the fund was charged $104 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended January 31, 2005, the fund was charged $2,579 pursuant to the custody agreement.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,630, shareholder services plan fees $636, custodian fees $900 and transfer agency per account fees $33, which are offset against an expense reimbursement currently in effect in the amount of $7,124.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts, financial futures and options transactions during the period ended January 31, 2005, amounted to $3,477,863 and $3,505,695, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At January 31, 2005, there were no open forward currency exchange contracts.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at January 31, 2005, are set forth in the Statement of Financial Futures.

At January 31, 2005, accumulated net unrealized appreciation on investments was $295,333, consisting of $297,476 gross unrealized appreciation and $2,143 gross unrealized depreciation.

At January 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The

Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus
Inflation Adjusted
Securities Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

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A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0588SA0105

Dreyfus
Institutional Yield
Advantage Fund

SEMIANNUAL REPORT January 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Yield Advantage Fund, covering the six-month period from August 1, 2004, through January 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager for the fund during the reporting period.

Despite a moderately growing economy and rising interest rates, the yield of the benchmark 10-year U.S. Treasury bond remained at relatively low levels over the reporting period, helping to support bond prices in the more interest-sensitive sectors of the U.S. fixed-income market. At the same time, bonds that tend to respond more to the credit quality of their issuers generally gained value as business conditions improved.

Can bonds continue to deliver positive results in 2005? While no one knows for sure, with interest rates rising and the economy gaining momentum, we believe that some areas of the fixed-income market are likely to be stronger than others. What's required for success, in our view, is strong fundamental research and keen professional judgement.

As always, we urge our shareholders to view the financial markets from a perspective measured in years rather than weeks or months. One of the best ways to ensure a long-term perspective is to establish an investment plan with the help of your financial advisor, and review it periodically to track your progress toward your financial goals.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
February 15, 2005



DISCUSSION OF FUND PERFORMANCE

How did Dreyfus Institutional Yield Advantage Fund perform relative to its benchmark?

For the six-month period ended January 31, 2005, the fund's Institutional shares achieved a total return of 1.22%, and the fund's Investor shares achieved a total return of 1.62%.[1] In comparison, the Citigroup 1-Year Treasury Benchmark-on-the-Run Index, the fund's benchmark, achieved a total return of 0.49% for the same period.[2]

Rising short-term interest rates produced higher yields for short-term notes and bonds during the reporting period. The fund produced higher returns than its benchmark, primarily due to strong contributions from commercial mortgage-backed securities, corporate bonds and Treasury Inflation Protected Securities ("TIPS").

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital, with minimal changes in share price. To pursue its goal, the fund invests only in investment-grade fixed-income securities of U.S. and foreign issuers or the unrated equivalent as determined by Dreyfus. This may include: U.S. government bonds and notes; corporate bonds; municipal bonds; convertible securities; preferred stocks; inflation-indexed securities; asset-backed securities; mortgage-related securities (including CMOs) and foreign bonds.

To help reduce share price fluctuations, the fund seeks to keep the average effective duration of its overall portfolio at one year or less, and the fund may invest in securities with effective final maturities of any length.

The fund may also engage in risk management techniques, including short sales, futures contracts, swap agreements and other derivatives, in seeking to reduce share price volatility, increase income and otherwise manage the fund's exposure to investment risks. The fund will focus primarily on U.S. securities, but may invest up to 10% of its total assets in fixed-income securities of foreign issuers.

What other factors influenced the fund's performance?

The U.S. economy appeared to hit a soft patch during the summer of 2004 as political uncertainty, sluggish labor markets and the insurgency in Iraq took their toll. Nonetheless, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates, increasing the overnight federal funds rate four times from 1.25% to 2.25%. During the second half of the reporting period, the U.S. economy showed signs of more sustainable expansion as a cloud of economic uncertainty dissipated after the resolution of the contentious presidential election. It later was estimated that U.S. gross domestic product expanded at a 3.1% annualized rate during the fourth quarter of 2004 and by 4.4% for 2004 overall.

Historically, longer-term bond yields typically have risen when the Fed has increased short-term interest rates. This time proved to be an exception, and the yield of the benchmark 10-year U.S. Treasury bond declined modestly over the reporting period. That's primarily because inflationary pressures remained persistently low at the same time that demand for high-quality U.S. bonds rose from overseas investors, including central banks in Asia. However, most of the short-duration securities in which the fund primarily invests saw their yields rise along with short-term interest rates.

The fund enjoyed especially strong contributions from its holdings of short-duration commercial mortgage-backed securities, which gained value as the economy recovered, business conditions improved and demand for commercial office and retail space remained strong. The fund also participated in attractive returns provided during the reporting period by short-term corporate bonds, which gained value as issuers strengthened their balance sheets and enhanced earnings, and TIPS, which benefited from stronger economic growth and intensifying inflation concerns toward the reporting period's end.

In response to these inflation concerns, we reduced the fund's holdings of commercial mortgages, corporate securities and TIPS after they became more fully valued, redeploying assets to low-duration, nominal U.S. Treasury securities.

What is the fund's current strategy?

Effective January 31, 2005, Laurie Carroll became primary portfolio manager of the fund. Johnson Moore was appointed as an additional portfolio manager. Ms. Carroll also is the Director of Index and Short Duration Strategies, overseeing the development of and strategy for all index and short-duration portfolios for Standish Mellon Asset Management, LLC — an affiliate of Dreyfus. Mr. Moore is the Associate Director for Short Duration Strategies, and Senior Portfolio Manager for all short-duration portfolios at Standish Mellon. Each manages the fund under a dual-employee relationship with Dreyfus, using the proprietary investment processes of Standish Mellon, and will manage the fund accordingly.

February 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Citigroup 1-Year Treasury Benchmark-on-the-Run Index is an unmanaged index generally representative of the average yield on 1-year U.S. Treasury bills. The index does not take into account charges, fees and other expenses. Total return is calculated on a month-end basis.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Yield Advantage Fund from August 1, 2004 to January 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended January 31, 2005

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 2.24	$ 1.01
Ending value (after expenses)	$1,016.20	$1,012.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended January 31, 2005

	Investor Shares	Institutional Shares
Expenses paid per $1,000†	$ 2.24	$ 1.02
Ending value (after expenses)	$1,022.99	$1,024.20

† *Expenses are equal to the fund's annualized expense ratio of .44% for Investor shares and .20% for Institutional shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

January 31, 2005 (Unaudited)

Bonds and Notes–32.8%	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Home Equity Loans–1.6%		
AAMES Mortgage Trust,		
Ser. 1998-C, Cl. A2A, 5.912%, 2028	522,303	**522,076**
Residential Mortgage Pass-Through Ctfs.–2.6%		
Countrywide Alternative Loan Trust,		
Ser. 2004-7T1, Cl. A1, 5.75%, 2034	808,350	**822,027**
U.S. Government–28.6%		
U.S. Treasury Notes,		
7.5%, 2/15/2005	9,184,000 [a]	**9,205,123**
Total Bonds and Notes		
(cost $10,565,235)		**10,549,226**

Other Investments–25.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $8,040,000)	8,040,000 [b]	**8,040,000**

Short-Term Investments–37.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1.94%, 3/3/2005	6,000,000	5,989,320
2.3%, 4/14/2005	6,000,000	5,972,040
Total Short-Term Investments		
(cost $11,962,785)		**11,961,360**

Total Investments (cost $30,568,020)	**94.9%**	**30,550,586**
Cash and Receivables (Net)	**5.1%**	**1,657,176**
Net Assets	**100.0%**	**32,207,762**

[a] *Partially held by a broker as collateral for open financial futures positions.*
[b] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Short-Term/Money		Mortgage/Asset Backed Securities	4.2
Market Investments	62.1	Futures contracts	.0
U.S. Treasury Notes	28.6		**94.9**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

January 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2005 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	28	3,143,438	March 2005	13,781
Financial Futures Short				
U.S. Treasury 2 Year Notes	8	1,672,500	March 2005	219
				14,000

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

January 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	22,528,020	22,510,586
Affiliated issuers	8,040,000	8,040,000
Receivable for investment securities sold		1,767,903
Interest receivable		353,444
Paydowns receivable		73,419
Receivable for futures variation margin–Note 4		1,562
Prepaid expenses		17,921
		32,764,835
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		4,584
Cash overdraft due to Custodian		509,987
Payable for shares of Common Stock redeemed		6,588
Accrued expenses		35,914
		557,073
Net Assets ($)		**32,207,762**
Composition of Net Assets ($):		
Paid-in capital		42,171,400
Accumulated undistributed investment income–net		33,665
Accumulated net realized gain (loss) on investments		(9,993,869)
Accumulated net unrealized appreciation (depreciation) on investments (including $14,000 net unrealized appreciation on financial futures)		(3,434)
Net Assets ($)		**32,207,762**

Net Asset Value Per Share	Investor Shares	Institutional Shares
Net Assets ($)	29,278,857	2,928,905
Shares Outstanding	15,278,593	1,532,707
Net Asset Value Per Share ($)	**1.92**	**1.91**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended January 31, 2005 (Unaudited)

Investment Income ($):	
Interest	404,568
Dividends;	
Affiliated issuers	50,131
Income from securities lending	100
Total Income	**454,799**
Expenses:	
Management fee–Note 3(a)	43,746
Service fees (Investor Shares)–Note 3(b)	36,497
Auditing fees	18,238
Registration fees	15,036
Custodian fees–Note 3(b)	4,068
Prospectus and shareholders' reports	3,492
Legal fees	1,027
Directors' fees and expenses–Note 3(c)	816
Miscellaneous	3,167
Total Expenses	**126,087**
Less–expense reimbursement from The Dreyfus Corporation	
due to undertaking–Note 3(a)	(45,029)
Less–reduction in custody fees due to	
earnings credits–Note 1(b)	(2,109)
Net Expenses	**78,949**
Investment Income–Net	**375,850**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	44,550
Net realized gain (loss) on financial futures	(83,994)
Net realized gain (loss) on options transactions	(883)
Net Realized Gain (Loss)	**(40,327)**
Net unrealized appreciation (depreciation) on investments	
(including $40,422 net unrealized appreciation on financial futures)	112,479
Net Realized and Unrealized Gain (Loss) on Investments	**72,152**
Net Increase in Net Assets Resulting from Operations	**448,002**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004
Operations ($):		
Investment income−net	375,850	1,916,228
Net realized gain (loss) on investments	(40,327)	(6,789,595)
Net unrealized appreciation (depreciation) on investments	112,479	5,298,039
Net Increase (Decrease) in Net Assets Resulting from Operations	**448,002**	**424,672**
Dividends to Shareholders from ($):		
Investment income−net:		
Investor Shares	(313,916)	(787,168)
Institutional Shares	(172,685)	(1,605,259)
Total Dividends	**(486,601)**	**(2,392,427)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Investor Shares	59,816	10,795,418
Institutional Shares	143,282	13,685,303
Dividends reinvested:		
Investor Shares	313,916	729,819
Institutional Shares	77,556	513,632
Cost of shares redeemed:		
Investor Shares	(74,304)	(12,197,986)
Institutional Shares	(19,873,479)	(156,347,477)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(19,353,213)**	**(142,821,291)**
Total Increase (Decrease) in Net Assets	**(19,391,812)**	**(144,789,046)**
Net Assets ($):		
Beginning of Period	51,599,574	196,388,620
End of Period	**32,207,762**	**51,599,574**
Undistributed investment income−net	33,665	144,416

	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31, 2004
Capital Share Transactions:		
Investor Shares		
Shares sold	31,474	5,554,270
Shares issued for dividends reinvested	164,414	377,108
Shares redeemed	(38,889)	(6,300,222)
Net Increase (Decrease) in Shares Outstanding	**156,999**	**(368,844)**
Institutional Shares		
Shares sold	75,225	7,014,722
Shares issued for dividends reinvested	40,601	264,674
Shares redeemed	(10,443,644)	(80,150,777)
Net Increase (Decrease) in Shares Outstanding	**(10,327,818)**	**(72,871,381)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Investor Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31,		
		2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	1.91	1.96	2.00	2.00
Investment Operations:				
Investment income−net [b]	.01	.04	.05	.05
Net realized and unrealized gain (loss) on investments	.02	(.04)	(.03)	.01
Total from Investment Operations	.03	.00	.02	.06
Distributions:				
Dividends from investment income−net	(.02)	(.05)	(.06)	(.06)
Net asset value, end of period	1.92	1.91	1.96	2.00
Total Return (%)	1.62[c]	.02	1.12	2.82[c]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.66[d]	.63	.51	.89[d]
Ratio of net expenses to average net assets	.44[d]	.45	.45	.45[d]
Ratio of net investment income to average net assets	1.53[d]	1.94	2.55	3.71[d]
Portfolio Turnover Rate	154.67[c]	461.50	441.13	98.01[c]
Net Assets, end of period ($ x 1,000)	29,279	28,926	30,368	14,833

[a]   *From November 15, 2001 (commencement of operations) to July 31, 2002.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Not annualized.*
[d]   *Annualized.*
See notes to financial statements.

Institutional Shares	Six Months Ended January 31, 2005 (Unaudited)	Year Ended July 31,		
		2004	2003	2002[a]
Per Share Data ($):				
Net asset value, beginning of period	1.91	1.96	2.00	2.00
Investment Operations:				
Investment income−net[b]	.02	.04	.06	.06
Net realized and unrealized gain (loss) on investments	.00[c]	(.04)	(.03)	−
Total from Investment Operations	.02	.00	.03	.06
Distributions:				
Dividends from investment income−net	(.02)	(.05)	(.07)	(.06)
Net asset value, end of period	1.91	1.91	1.96	2.00
Total Return (%)	1.22[d]	.25	1.37	3.00[d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.40[e]	.36	.26	.37[e]
Ratio of net expenses to average net assets	.20[e]	.20	.20	.20[e]
Ratio of net investment income to average net assets	2.10[e]	2.45	2.77	4.10[e]
Portfolio Turnover Rate	154.67[d]	461.50	441.13	98.01[d]
Net Assets, end of period ($ x 1,000)	2,929	22,674	166,020	253,254

[a] *From November 15, 2001 (commencement of operations) to July 31, 2002.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Yield Advantage Fund (the "fund") is a separate diversified series of Dreyfus Investment Grade Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering five series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital with minimal changes in share price. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge.

The fund is authorized to issue 500 million shares of $.001 par value Common Stock in each of the following classes of shares: Investor and Institutional. Investor shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class, the minimum initial investment and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures and options) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $2,907,145 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to July 31, 2004. If not applied, $2,281,578 of the carryover expires in fiscal 2011 and $625,567 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended July 31, 2004 was as follows: ordinary income $2,392,427. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended January 31, 2005, the fund did not borrow under the line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .20 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from August 1, 2004 through July 31, 2005, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings, service plan fees and extraordinary expenses, exceed an annual rate of .20 of 1% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $45,029 during the period ended January 31, 2005.

(b) Under the Investor Shares Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund pays the Distributor for distributing the fund's Investor Shares, for servicing shareholder accounts ("Servicing") and for advertising and marketing relating to the fund's Investor Shares. The Plan provides for payments to be made at an annual rate of .25 of 1% of the value of the average daily net assets of Investor Shares. The Distributor determines the amounts, if any, to be paid to Service Agents (a securities dealer, financial institution or other industry professional) under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended January 31, 2005, Investor Shares were charged $36,497 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended January 31, 2005, the fund was charged $371 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended January 31, 2005, the fund was charged $4,068 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $5,135, service fees $6,156 and transfer agency per account fees $276, which are offset against an expense reimbursement currently in effect in the amount of $6,983.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures and options transactions, during the period ended January 31, 2005, amounted to $30,852,731 and $67,221,872, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at January 31, 2005, are set forth in the Statement of Financial Futures.

At January 31, 2005, accumulated net unrealized depreciation on investments was $17,434, consisting of $75 gross unrealized appreciation and $17,509 gross unrealized depreciation.

At January 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

Dreyfus
Institutional Yield
Advantage Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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